


20170114

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2017

P. Rupert Russell
Shartsis Friese LLP
rrussell@sflaw.com

Re: Simpson Manufacturing Co., Inc.
Incoming letter dated December 20, 2016

Dear Mr. Russell:

This is in response to your letters dated December 20, 2016 and January 12, 2017 concerning the shareholder proposal submitted to Simpson Manufacturing by Iron Compass Partners, LP. We also have received a letter on the proponent's behalf dated January 6, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Marc Weingarten
Schulte Roth & Zabel LLP
marc.weingarten@srz.com

January 25, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Simpson Manufacturing Co., Inc.
Incoming letter dated December 20, 2016

The proposal requests that the board take all necessary steps (other than any steps that must be taken by stockholders) to eliminate the classification of the board and to require that all directors elected by the stockholders be elected on an annual basis.

We are unable to concur in your view that Simpson Manufacturing may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Simpson Manufacturing may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Simpson Manufacturing may exclude the proposal under rule 14a-8(e). Accordingly, we do not believe that Simpson Manufacturing may omit the proposal from its proxy materials in reliance on rule 14a-8(e).

There appears to be some basis for your view that Simpson Manufacturing may exclude the proposal under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify directors previously elected from completing their terms on the board. It appears, however, that this defect could be cured if the proposal were revised to provide that it will not affect the unexpired terms of directors elected prior to the proposal's implementation. Accordingly, unless the proponent provides Simpson Manufacturing with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Simpson Manufacturing omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Simpson Manufacturing relies.

Sincerely,

Brigitte Lippmann
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.



SHARTSIS FRIESE LLP

January 12, 2017

DELIVERED BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Stockholder Proposal submitted by Iron Compass LLC and Stockholder Proposal submitted by Iron Compass Partners, LP for inclusion in the 2017 Proxy Statement of Simpson Manufacturing Co., Inc.

Ladies and Gentlemen:

Further to our letter of December 20, 2016 regarding the stockholder proposal and supporting statement (the "First Proposal") from Iron Compass LLC ("Proponent One") and the stockholder proposal and supporting statement (the "Second Proposal") from Iron Compass Partners, LP ("Proponent Two") for inclusion in the proxy materials (the "2017 Proxy Materials") for the 2017 annual meeting of stockholders of Simpson Manufacturing Co., Inc. (the "Company"), we are writing on behalf of the Company, in response to the letter, dated January 6, 2017 (the "Proponent Response"), from Schulte Roth & Zabel LLP ("Schulte Roth"), acting on behalf of Proponent One and Proponent Two (collectively, the "Proponents").

For the reasons provided in this letter and in our letter of December 20, 2016, the Company respectfully requests the staff of the Division of Corporation Finance (the "Staff") not recommend any enforcement action to the Commission if the Company excludes the Proposals from its 2017 Proxy Materials. In addition, in the Proponent Response, the Proponents maintained that the First Proposal and the Second Proposal (collectively, the "Proposals") as drafted are not defective under Rule 14a-8. We further request the Staff not allow the Proponents to revise the Proposals in order to cure any defect because the 120-day deadline for submitting stockholder proposals under Rule 14a-8(e) has passed.

SUMMARY

- The Proponents erroneously believe that Proponent One may submit its own stockholder proposal based on Proponent Two's ownership interest in the Company.
- The Proponents cannot escape the fact that the First Proposal was submitted by

Proponent One in its own capacity, not on behalf of Proponent Two and without indicating Proponent Two's authorization.

- The Proponents cannot use Proponent One's written intention to satisfy the requirement for Proponent Two's written intention to hold the Company's securities.
- The Proponents do not dispute that the Second Proposal was submitted after the deadline for receiving stockholder proposals for the 2017 annual meeting, and therefore, is late.
- The Proponents' characterization that the Proposals allow a phased-in declassification is inconsistent with the Proposals, which provide explicitly that all directors should stand for election at the first annual meeting after the declassification, regardless of whether any director was elected to a term extending beyond that meeting.
- The Proponents not only mistakenly conclude that the Proposals are precatory and thus do not violate Delaware law but also incorrectly interpret Delaware law as permitting the Company to unseat an incumbent director by having a successor elected before his or her term expires or to require an incumbent director to resign.[1]
- The Proponents cannot hide the obvious effect of the Proposals, which is to remove one or more directors from office before their terms expire, and ignore the Commission and Staff's long-standing position that permits the exclusion of stockholder proposals with such an effect.

REBUTTAL OF THE PROPONENTS' ANALYSIS

I. The Company Is Entitled to Exclude the First Proposal Under Rule 14a-8(b).

A. Proponent One Does Not Demonstrate That It Had Continuously Held the Requisite Amount of Securities for the Required Period.

The Proponents' response effectively admits that the letters submitted by Huntington Bank are evidence only of Proponent Two's ownership of the Company's securities. As the Proponent Response points out, the First Proposal stated that :

"... attached is a letter from Huntington National Bank verifying that *the Partnership referenced* therein continuously and beneficially owned shares having a market value of $2,000 or more for at least one year prior to the date of the submission of the above Proposal." (the Proponents' emphasis).

Therefore, the First Proposal failed to provide any proof that Proponent One by itself could satisfy the Rule 14a-8(b)(1)'s requirement for continuous holding of a sufficient number or

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[1] See the supplemental legal opinion of Morris, Nichols, Arsht & Tunnell LLP ("Morris Nichols") attached hereto as Exhibit A (the "Supplemental Opinion").

amount of the Company's securities for at least one year by the date Proponent One submitted the proposal.

B. Proponent One Fails to State That It Was Acting on Behalf of Proponent Two and Has No Direct Economic Interest in the Company's Common Stock Owned by Proponent Two.

The Proponents assert that the First Proposal was submitted by Proponent One on behalf of Proponent Two. This is contrary to the plain reading of the First Proposal, which indicates that Proponent One was acting only for itself. A third party has no way of knowing whether an agent is acting on behalf of a principal unless such is stated. Whether the Proponent One is an investment manager or investment advisor, just like any other agent, when dealing with a third party, it must state whether it is acting on behalf of its client or for itself.[2]

The First Proposal identified Proponent Two as a beneficial owner of the Company's common stock and Proponent One as Proponent Two's investment manager but then declared that it served as notice to the Company of Proponent One's timely submittal of a shareholder proposal.[3] In the First Proposal Proponent One did not state that it was authorized by Proponent Two to submit the proposal nor did it provide that it is Proponent Two's general partner. The Company could not infer either from the First Proposal.

The unity of documentation argument raised in the Proponent Response in reliance on *Baker Hughes Incorporated* (Feb. 22, 2016) is not applicable to the First Proposal. In contrast to the investment adviser in *Baker Hughes* who clearly stated that the proposal was submitted on behalf of its client and that it was authorized by the client in doing so, Proponent One submitted the First Proposal in its own name and did not indicate that it had any authorization from Proponent Two.

As a result, the Company could only interpret the First Proposal to mean that the Proponent One attempted to base its own stockholder proposal on Proponent Two's ownership interest in the Company.

The Staff has long held, however, that a person must have a direct economic interest in the securities that provide the basis for eligibility to submit a proposal. See *Chesapeake Energy Corporation* (Apr. 13, 2010); and *The Western Union Company* (Mar. 4, 2010). The Proponents confuse Proponent One's investment management discretion over the Proponent Two's securities with an economic interest therein. In addition, Proponent One's interest in other securities, including derivatives, held or managed by Proponent One but not for the benefit of Proponent Two is not a direct economic stake in the securities beneficially owned by Proponent Two. As in *Western Union*, by submitting its own stockholder proposal rather than acting on behalf of the true beneficial owner of the securities, Proponent One failed to show eligibility to submit the proposal.

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[2] For example, in the first sentence of the Proponent Response, Schulte Roth introduced that it was writing the letter on behalf of its clients so that it is understood that it was not submitting the Proponent Response in its own capacity.
[3] The First Proposal clearly stated that the stockholder proposal is Proponent One's Rule 14a-8 proposal.

The Proponents admit that the First Proposal was not based on Proponent One's beneficial ownership.[4] Consequently, Proponent One is not eligible to submit a stockholder proposal in its own name and, by doing so, failed to meet the requirements of Rule 14a-8(b).[5]

C. Proponent One Failed to Provide a Satisfactory Written Statement of Proponent Two's Intention in the First Proposal.

In the Proponent Response, the Proponents did not dispute that the First Proposal did not provide a written statement of Proponent Two's intention to hold the Company's securities through the Company's 2017 annual meeting. We disagree with the Proponents' argument that the intention of the investment manager was necessarily the intention of its client for the purpose of Rule 14a-8. As explained in our December 20, 2016 letter, even if Proponent One had submitted the First Proposal on behalf of Proponent Two, Rule 14a-8(b)(2)(ii) requires that Proponent Two, the beneficial owner, must provide its own written statement that it intends to continue to hold the Company's securities through the date of the 2017 annual meeting. A statement of its agent's intention does not suffice.

The First Proposal falls squarely under *Energen Corporation* (Feb. 22, 2011), in which the Staff permitted exclusion of a proposal submitted by an investment adviser where the investment adviser rather than its client funds provided a written statement of intention to hold company securities through the date of the stockholders' meeting. As explained in more detail below, this deficiency cannot be remedied by a late proposal submitted after the 120-day deadline for receiving stockholder proposals.

II. The Company Is Entitled to Exclude Both Proposals Under Rule 14a-8(e) and Rule 14a-8(f).

In the Proponent Response, the Proponents did not dispute that the Second Proposal was submitted by Proponent Two after the 120-day deadline for receiving stockholder proposals for the 2017 annual meeting, and therefore, is late. Consequently, the Company is entitled to exclude the Second Proposal from its 2017 Proxy Materials.

Rule 14a-8(e) and Staff Legal Bulletin No. 14 (CF) (Oct.18, 2011) clearly provide that responding to a Rule 14a-8(f) deficiency letter is not a valid excuse for missing the 120-day deadline. The Company published a year in advance that the 120-day deadline for submitting proposals for the 2017 annual meeting is November 10, 2016. The Proponents had ample time to prepare and submit a stockholder proposal. The First Proposal was, however, dated November 6, 2016, just 4 days before the deadline.[6] The Company, therefore, is entitled to reject any proposal submitted after November 10, 2016, whether it is a new proposal or a revised proposal.

In addition, because Proponent One had not continuously owned the requisite number or amount of the Company's common stock for one year by the date it submitted the First Proposal

[4] The Response Letter stated that "First, the Manager has never made the argument that the Proposal was made on the "basis" of the Manager's beneficial ownership."
[5] Proponent One never argued that it is a registered holder of the Company's securities.
[6] The Proponents argue that the Second Proposal was submitted 7 days after the Company's Deficiency Letter, but it was nevertheless after the November 10, 2016 deadline.

and did not have a direct economic interest in the Company's common stock owned by Proponent Two, the First Proposal cannot be remedied, and therefore, the Company is not required under Rule 14a-8(f) to notify the Proponents about the incurable deficiency.

The Proponents maintain that the Second Proposal was not submitted to revise the First Proposal. Because the Second Proposal did not and cannot remedy the First Proposal's deficiency, pursuant to Rule 14a-8(e) and Rule 14a-8(f), neither of the Proposals can now be further remedied through revisions.

III. The Company Is Entitled to Exclude Both Proposals Under Rule 14a-8(i).

A. The Proposals May Be Excluded Because Their implementation Would Cause the Company to violate Delaware Law.

The Supplemental Opinion, together with the initial opinion of Morris Nichols dated December 20, 2016, demonstrates that the Proposals, if implemented, would cause the Company to violate Delaware law.

The Proponents' response presents the Proposals incorrectly as permitting a phased-in declassification. This reading is inconsistent with the actual language of the Proposals, which explicitly provides that all directors should stand for election to one-year terms at the first annual meeting after the declassification, notwithstanding that any director may have been elected to a term that extends beyond that meeting. The Proposals, if implemented, simply do not permit directors to serve the duration of their terms in connection with the declassification.

In addition, the Proponents argue that the Proposals are precatory in nature. As explained, however, in our December 20, 2016 letter and the Supplemental Opinion, the Staff has long taken the position that a precatory proposal is excludable if the action called for by the proposal would violate state law in implementation.

The Proposals specifically require "*all* directors to ... be elected on an annual basis commencing with ... the First Director Election Meeting (emphasis added)." If the Company's stockholders support the declassification proposal at the 2017 annual meeting, the Proposals, as the Proponents and their Delaware counsel Morris James LLP ("Morris James") suggest in the Proponent Response, will require the Company to eliminate the classification of the Board at the 2018 annual meeting by amending the Charter and Bylaws to make all directors immediately eligible for annual election at the 2019 annual meeting.[7] Accordingly, the directors elected in 2017 would prematurely face election in 2019 before their terms expire in 2020. In its opinion, the Proponents' Delaware counsel agrees with Morris Nichols that there are only three ways for a director to be unseated in the absence of a qualification provision: (1) a successor is elected; (2) the director resigns; or (3) the director is removed by stockholders. The Proponents' Delaware counsel argues that the Proposals comply with Delaware law because all directors, including those whose terms are scheduled to expire in 2020, will be displaced by their elected successors at the 2019 annual meeting. This position, however, clearly conflicts with the holding of the leading Delaware

[7] As a result, the 2019 annual meeting is the first annual meeting occurring after the elimination of the board classification in 2018.

precedent on this issue, *Kurz vs. Holbrook*, 989 A.2d 140 (Del. Ch. 2010), aff'd in part, *Crown EMAK Partners, LLC vs. Kurz*, 992 A.2d 377 (Del. 2010). Both the Court of Chancery and the Delaware Supreme Court in *Kurz* held that a director's successor may be elected *only following* the expiration of the director's term. As the Supplemental Opinion points out, the Delaware Supreme Court, the highest court in the State of Delaware, could not have been clearer on this point: stockholders "cannot end an incumbent director's term prematurely by purporting to elect the director's successor *before the incumbent's term expires*."[8] Therefore, the Proposals as actually proposed by the Proponents, would violate Delaware law, if implemented.

The Proponents assert that there are two possible ways to implement the Proposals in compliance with Delaware law. One of the two purported methods is to ask the Company's stockholders to elect directors who will be up for election at the 2017 annual meeting for one-year terms instead of three-year terms. This, however, would directly violate the Company's Certificate of Incorporation (the "Charter") and Amended and Restated Bylaws (the "Bylaws"), which provide that the term of each director elected at an annual meeting expires at the third succeeding annual meeting after such election and, as a result, would violate Delaware law.[9]

The other purported method is to ask the Company's stockholders to elect directors who will be up for election at the 2017 annual meeting for three-year terms, to elect directors who will be up for election at the 2018 annual meeting for two-year terms and to elect directors who will be up for election at the 2019 annual meeting for one-year terms. Nothing in the text of the Proposals supports this unusual methodology for transitioning to the annual election of all directors by electing directors to a two-year term. Electing directors to two-year terms would be contrary to the mandate of the Proposals to eliminate the classified board so that all directors are subject to election on an annual basis. In addition, to implement this second method, the Company must eliminate its current board structure at the 2018 meeting in order for the directors subject to election in 2018 to be elected for two-year terms. This means that the first annual meeting after the declassification is the 2019 annual meeting. The directors elected at the 2017 annual meeting and at the 2018 annual meeting, however, will be elected to terms expiring in 2020. Accordingly, the second method is inconsistent with the Proposals, because it would not have all directors face election at the 2019 annual meeting.

The Proponents also assert that the board declassification requested by the Proposals can be implemented in a manner consistent with the *Kurz* case if the Company's directors were to resign.[10] As explained in our December 20, 2016 letter and the Supplemental Opinion, if the Company must force its directors to resign in order to implement the Proposals, it would violate Delaware law.

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[8] See *Crown EMAK Partners*, 992 A.2d at 401-02 (emphasis added).

[9] The Company would need to wait for the outcome of its stockholders' vote on the declassification proposal at the 2017 annual meeting to decide whether to amend the Charter and Bylaws and change directors' terms.

[10] Contradicting this position taken by the Proponents in the Proponent Response, the opinion of the Proponents' Delaware counsel concedes that the Proposals do not contemplate director resignations. *See* the Morris James letter attached to the Proponent Response, dated January 6, 2017, at 6 ("Finally, in the Opinion the Company argues that the Proposal[s are] improper because [they do] not contemplate resignation of directors or removal of any directors. For the reasons discussed above, the Proposal[s] need not do so . . . .").

Because the Proposals would, if implemented as proposed by the Proponents, cause the Company to violate Delaware law, the Company is entitled to exclude the Proposals pursuant to Rule 14a-8(i)(2).

B. The Proposals May Be Excluded Because the Company Lacks the Power or Authority to Implement them.

The Proponents' response acknowledges that the Proposals could require incumbent directors of the Company to resign before their terms expire. As noted in the Supplemental Opinion, it is well-settled under Delaware law that the Company does not have the power to require any director to resign as such.

Because the Company lacks the power or authority to force its directors to resign, the Company is entitled to exclude the Proposals pursuant to Rule 14a-8(i)(6).

C. The Proposals May Be Excluded Because They Require Removal of Directors.

In the Proponent Response, the Proponents neglect to mention the "notwithstanding" provision of the Proposals,[11] which demonstrates that the Proposals' true intention is to remove the Company's directors from office before their terms expire even if they have been elected for a period that is beyond the time required in the Proposals.

Rule 14a-8(i)(8)(ii) provides that a company may exclude a stockholder proposal if the proposal would remove a director from office before his or her term expires. The Proponent Response incorrectly interprets Securities Act Release No. 9136 and Exchange Act Release No. 62764 (Aug. 25, 2010) (the "2010 Release"). In the 2010 Release, the Commission specifically clarified that it amended the text of Rule 14a-8(i)(8) to "codify certain prior [S]taff interpretations with respect to the types of proposals that would *continue to be excludable* pursuant to Rule 14a-8(i)(8)." *See* the 2010 Release at 227 (emphasis added). Among the proposals that continue to be excludable are those that would remove a director from office before his or her term expires. *Id.* at 228 and 231. The Commission also stated that the 2010 Release was not intended to change the Staff's prior interpretations of the exclusion, thereby preserving the effect of the prior no-action letters pursuant to Exchange Act Release No. 56914 (Dec. 6, 2007) (the "2007 Release"). *Id.* at 228. Therefore, the 2007 Release continues to be effective and is not out of date as the Proponent Response suggests.

The Staff has recently repeatedly concurred that stockholder proposals, like the Proposals, that would have the effect of cutting short the terms of sitting directors are excludable under Rule 14a-8(i)(8). For example, in *NeuStar, Inc.* (Mar. 19, 2014) and *Kinetic Concepts, Inc.* (Mar. 21, 2011), following the 2010 Release, the Staff concurred in the exclusion of precatory declassification stockholder proposals akin to the Proposals in that those proposals "could, if implemented, disqualify directors previously elected from completing their terms on the board." *See also McDonald's Corp.* (Mar. 15, 2011) (concurring for the reasons stated above with the exclusion of a similar proposal); and *Fisher Communications, Inc.* (Feb. 12, 2009) (concurring with the exclusion under Rule 14a-

[11] Which states "notwithstanding that any director may have been elected for a term that extends beyond the First Director Election Meeting."

8(i)(8) of a proposal requesting that all directors be elected on an annual basis beginning with the annual meeting following the meeting at which the proposal sought stockholder action). The Proponents ignored the recent no-action letters and chose instead to rely on *NiSource, Inc.* (Mar. 9, 2005), a no-action request that was published before the 2007 Release and 2010 Release were effective, and therefore, is no longer pertinent. Compared to the declassification proposals in the recent no-action letters, the Proposals are more explicit about the effect of their implementation. For the "notwithstanding" provision to have any purpose, removal of directors would be required.

Because the Proposals specifically aim to prematurely remove its incumbent directors, the Company is entitled to exclude the Proposals pursuant to Rule 14a-8(i)(8). In addition, the Proponents should not be permitted to revise the Proposals to comply with Rule 14a-8(i)(8). The Proponents had ample opportunity to prepare a Rule 14a-8-compliant proposal but failed to do so in a way that patently contravenes 14a-8(i)(8)(ii) and acknowledges this effect on the face of the Proposals. The Proponents had a chance to offer to rectify the Proposals. After the Company pointed out this deficiency in our December 20, 2016 letter, however, the Proponents still refused to admit it in the Proponent Response. To allow the Proponents to revise the Proposals now would discourage investors from making an effort to comply with Rule 14a-8 and result in wasting precious resources of public companies and the Staff.

CONCLUSION

The First Proposal is deficient and the Second Proposal is late. The explicit language of the Proposals not only violates Delaware law but also would, if implemented, result in removal of incumbent Company directors before their terms expire.

For the foregoing reasons and the reasons stated in our December 20, 2016 letter, the Company respectfully requests that the Staff concur with the Company's view that it may exclude the Proposals from the 2017 Proxy Materials pursuant to Rule 14a-8.

If we can be of any further assistance, or if the Staff should have any questions, please contact the undersigned by telephone at 415-773-7243 or by email at rrussell@sflaw.com.

Very truly yours,



P. Rupert Russell

cc: Matthew Kupersmith (via FedEx)
Iron Compass LLC
(in its own capacity and as an investment manager of Iron Compass Partners, LP)
22 Thorndal Circle
Darien, CT 06820

Marc Weingarten, Esq. (via email)
Schulte Roth & Zabel LLP

Mr. Brian Magstadt
Chief Financial Officer, Treasurer and Secretary of Simpson Manufacturing Co., Inc.

Mr. Jeffrey E. Mackenzie
Vice President of Simpson Manufacturing Co., Inc.

Ellyn T. Roberts, Esq.
Shartsis Friese LLP

Jiang Bian, Esq.
Shartsis Friese LLP

EXHIBIT A

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

(302) 658-9200
(302) 658-3989 FAX

January 12, 2017

Simpson Manufacturing Co., Inc.
5956 W. Las Positas Boulevard
Pleasanton, CA 94588

Re: Stockholder Proposals Submitted by Iron Compass LLC and Iron Compass Partners, LP

Ladies and Gentlemen:

This letter supplements our opinion dated December 20, 2016 regarding the Proposals referenced above.[1] In our December 20th opinion, we expressed our view that the Proposals would violate Delaware law if implemented and that the Company lacks the power and authority to implement the Proposals. The Proponents retained Morris James LLP to write a letter disputing the conclusions in our December 20th opinion (the "Morris James Letter"). This letter explains why the assertions in the Morris James Letter are not supported by the Proposals or by Delaware law.

Executive Summary. To provide an overview of our analysis:

- Morris James takes the tactic of characterizing the Proposals as if they permitted a phased-in declassification. This approach is inconsistent with the actual Proposals, which explicitly provide that all directors should stand for election *at the First Director Election Meeting*, regardless of whether any director was elected to a "term that extends beyond" that meeting.
- Morris James mistakenly concludes that the Proposals do not violate Delaware law because they are precatory. The precatory nature of a proposal does not affect whether action it requests would violate state law if implemented.

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[1] Defined terms in this letter have the same meaning as in our December 20th opinion.

- Morris James also incorrectly applies *Kurz v. Holbrook* to the Proposals by asserting that the Company can unseat an incumbent director by having a successor elected before the incumbent's term expires. *Kurz* plainly reaches the opposite conclusion.
- Morris James asserts that: (1) because directors do not have a vested right to serve out their full terms without being removed, stockholders can cut short directors' terms by prematurely electing the directors' successors; and (2) public policy does not prohibit a charter amendment that would cut short director terms. These "last ditch" arguments are also unpersuasive because they directly contradict *Kurz*.
- Schulte Roth & Zabel LLP suggests that the Board can immediately be declassified in a manner consistent with *Kurz* by requiring all directors to resign and either be reappointed or stand for election to one-year terms after the Company's certificate of incorporation has been amended. However, the Board cannot require directors to resign. Accordingly, the Company lacks the power to implement the Proposals to the extent (if at all) they involve director resignations.

Overview of the Proposals. The Company's Board is divided into three classes, with one class standing for election each year. The directors in each class are elected to three-year terms. The Proposals call for the elimination of the classified structure of the Board, so that all directors are elected annually to one-year terms of office. The Proposals ask that all directors be elected to one-year terms at the first annual meeting after the elimination of the classification of the Board. The Proposals violate Delaware law because they call for cutting short the three-year terms of at least one class of directors.

Morris James misreads the Proposals. Morris James struggled to explain how the Proposals comply with Delaware law. In fact, its principal defense is to read the Proposals to mean something different from what the Proposals actually state.

- Morris James asserts that the "Company could comply with the Proposal by 'phasing' the declassification of its board so that no current director's term is cut short, and all directors are eligible for election once the declassification is complete."[2] To support this assertion,

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[2] Morris James Letter, at 3.

Morris James' co- counsel, Schulte Roth & Zabel LLP, makes a similar argument on page 9 of its letter (the "Schulte Roth Letter"). We note that one of the "phase ins" described by Schulte Roth contemplates that the directors whose terms expire at the 2017 annual meeting would be elected to one-year terms. Even if the Proposals can be read as requesting a "phased in" declassification, and even if the Proposals are adopted at the 2017 annual meeting, the certificate of incorporation in effect at the time of the 2017 annual meeting would provide for three-year director terms. Electing the class of directors whose terms expire at the 2017 annual meeting to one-year terms would be inconsistent with the certificate of incorporation and thus contrary to Delaware law.

The other "phase in" method proposed by Schulte Roth is to ask the Company's stockholders to elect directors who will be up for election at the 2017 annual meeting for three-year terms, to elect directors who will be up for election at the 2018 annual meeting for two-year terms and to elect directors who will be up for election at the 2019 annual meeting for one-year terms. Under this method, the directors elected at the 2017 annual meeting will be elected to terms expiring in 2020. Under this second method, the Board will

(Continued . . .)

it cites an article observing that the "traditional approach" to eliminating a classified board is to "[allow] each class of directors to serve until the end of their natural terms and destaggering the board completely only when all those terms have expired."[3]

- This is what the Proposals actually state: the Proposals ask the Company "to *require* that *all* directors elected by the stockholders *be elected* on an annual basis *commencing with the first annual meeting of stockholders for the election of directors* occurring after the elimination of the classification of the Board (the 'First Director Election Meeting'), *notwithstanding that any director may have been elected for a term that extends beyond the First Director Election Meeting.*"

The contrast is stark and obvious. Morris James states that no director's term would be cut short as a result of implementing the Proposals,[4] but the actual Proposals would require directors to face election at the First Director Election Meeting, *notwithstanding* election to a term that *extends beyond* the First Director Election Meeting. As we noted in our December 20th opinion, at the 2017 annual meeting, directors in one Board class will be elected to terms expiring at the 2020 annual meeting. If the classified board is eliminated at the 2018 annual meeting, then the First Director Election Meeting (the one where "all directors" are to "be elected on an annual basis") would be the 2019 annual meeting. Accordingly, the directors elected in 2017 would prematurely face election in 2019, before their terms are scheduled to expire in 2020.[5]

A precatory proposal can violate Delaware law. Morris James also appears to assert that the Proposals do not violate Delaware law because they are precatory. Our December

(. . . continued)

have necessarily eliminated its three-class board structure at the 2018 meeting, in order to allow the directors subject to election in 2018 to be elected for two-year terms. This means that the First Director Election (that is, the first annual meeting occurring after the elimination of the classification of the Board) is the 2019 annual meeting. Accordingly, the second method is inconsistent with the Proposals, because it would not have all directors face election at the 2019 annual meeting, as contemplated by the text of the Proposals. Moreover, nothing in the text of the Proposals supports this bizarre methodology for transitioning to the annual election of all directors by electing directors to a two-year term. Electing directors to two-year terms would be contrary to the mandate of the Proposals to eliminate the classified board so that all directors are subject to election on an annual basis.

3 John Mark Zeberkiewicz & Blake Rohrbacher, *Destaggering with Class: A Plan for Potential Targets in Troubled Times*, DEAL LAWYERS, Vol. 3, No. 6, at 2 (Nov.-Dec. 2009).

4 *See* Morris James Letter, at 3 ("Structuring the elimination of the classified board [using the "traditional approach"] would not end any director's term prematurely . . . .").

5 If the Company implements the "traditional approach" to declassification at the 2018 annual meeting, the class of directors whose terms expire at that meeting would be elected to one-year terms expiring at the 2019 annual meeting. At the 2019 annual meeting, the class of directors whose terms expire at that meeting (in addition to the directors elected to one-year terms at the 2018 annual meeting) would be elected to one-year terms expiring at the 2020 annual meeting. And, at the 2020 annual meeting, every director would be elected to a one-year term expiring at the 2021 annual meeting.

20th opinion, consistent with Rules 14a-8(i)(2) and (6) under the Securities Exchange Act of 1934, concludes that the Proposals would violate Delaware law "if implemented" and that the Company lacks the power and authority "to implement" the Proposals. This is consistent with our opinion practice and the no-action precedents of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, which assess a precatory proposal based on whether it presents Delaware law issues if the Company were to take the action requested in the proposal (that is, if the proposal was implemented).

Kurz prohibits prematurely ending a director's term in a manner not expressly provided by Section 141(b) of the DGCL. By page 4 of its letter, Morris James addresses what the Proposals actually provide for, cutting director terms short before their three-year terms expire, and concludes that *Kurz v. Holbrook* does not prohibit this action.[6] Morris James concedes that there are only three ways for a director to be unseated: (1) a successor is elected; (2) the director resigns; or (3) the director is removed by stockholders.[7] Morris James also concedes that the Proposals are not seeking director resignations or removal: no argument is made by Morris James that the Proposals involve those procedures.[8] Instead, Morris James asserts that the Proposals would comply with *Kurz* because somehow all directors could be displaced by the election of successors at the First Director Election Meeting.[9] This approach conflicts with *Kurz*. Both the Court of Chancery and the Delaware Supreme Court in *Kurz* clearly stated that a successor may be elected *only* following the expiration of the director's term.[10] The Delaware Supreme Court could not have been clearer on this point: stockholders "*cannot* end an incumbent director's term *prematurely* by purporting to elect the director's successor *before the incumbent's term expires*."[11] Accordingly, the first method for unseating a director—electing a successor—is not available with respect to Company directors until they serve out the three-year terms to which they were elected.

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6 *See* Morris James Letter, at 4.

7 *See id.* at 4 ("The Court of Chancery[in *Kurz*] held that Section 141 (b) of the DGCL recognizes only three procedural means by which a term of a sitting director can be brought to a close: (1) a director's successor is elected and qualified, (2) resignation of a director, and (3) a director's removal. The reduced size of the board would result in the termination of the director's term immediately and in a manner not contemplated by Section 141(b).").

8 *See id.* at 6 ("Finally, in the Opinion the Company argues that the Proposal[s are] improper because [they do] not contemplate resignation of directors or removal of any directors. For the reasons discussed above, the Proposal[s] need not do so . . . .").

9 *See id.* at 4 ("If the Company adopted the proposal and made all of its directors eligible for election at the next annual meeting, the directors would continue to serve until the next annual meeting. At that meeting, their successors would be elected and qualified.").

10 *Crown EMAK Partners, LLC v. Kurz*, 992 A.2d 377, 399-02 (Del. 2010); *Kurz v. Holbrook*, 989 A.2d 140, 156-160 (Del. Ch. 2010), *aff'd in part*, *Crown EMAK Partners*, 992 A.2d 377.

11 *Crown EMAK Partners*, 992 A.2d at 401-02 (emphasis added).

The "vested rights" cases cited by Morris James are not applicable. The Morris James Letter also recites broad statements from other cases in which the Delaware courts have observed that directors do not have a vested right to serve out their terms.[12] Those cases have nothing to do with the legal defects of the Proposals. While directors do not have a vested right to serve a full term, the directors, as well as the corporation and its stockholders, have a right to ensure that the directors are unseated from their terms in a manner permitted by law. The "vested rights" case principally relied upon by Morris James is the Delaware Court of Chancery's decision in *Roven v. Cotter*.[13] To the extent *Roven* touches on the issues later addressed by the *Kurz* opinions, which it does not, the Supreme Court's opinion in *Kurz* establishes the law in Delaware with respect to the manner in which directors may be unseated from their terms.

Public policy does not support Morris James' argument. In its final argument, Morris James wishes away the *Kurz* opinions by asserting that "public policy" permits a charter provision that cuts short a director's term.[14] The Delaware General Assembly and the Delaware courts have already made a public policy judgment that Section 141(b) establishes the exclusive methods to unseat a director. The Proposals follow none of them.[15]

The Board cannot require the directors to resign in order to immediately declassify. While Morris James concedes that the Proposals do not contemplate director resignations, Schulte Roth takes a different tactic. Specifically, Schulte Roth asserts that the declassification contemplated by the Proposals can be implemented immediately in a manner consistent with *Kurz* if the directors were to resign and then either be reappointed or elected to one-year terms after the Company's certificate of incorporation has been amended to declassify the Board.[16] As explained in our December 20th opinion, the Company lacks the power to force directors to resign. If the Board were to require director resignations to immediately implement the Proposals, then this would be tantamount to directors removing other directors, which is not

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12 See Morris James Letter, at 4-5 (citing *Roven v. Cotter*, 547 A.2d 603 (Del. Ch. 1988)).

13 In *Roven*, the Court held that stockholders could remove directors with or without cause after the adoption of a charter amendment declassifying the board. As noted above, removal is one of the methods to unseat a director expressly identified by *Kurz* and Section 141(b) of the DGCL.

14 Morris James Letter, at 5 ("Moreover, there is no public policy reason why directors cannot propose for adoption a certificate amendment that would shorten certain of the director's terms.").

15 In any event, public policy considerations support the approach of the DGCL and the courts. Morris James takes the position that a charter amendment can cut short directors' terms because the charter amendment would be approved by stockholders. *See* Morris James Letter, at 5-6. Although a charter amendment would be approved by the stockholders, it would not necessarily be approved by the *same vote* of stockholders required for director removal (as noted in our December 20th opinion, at 5 n.14). Delaware law requires stockholders to pursue the formalities of director removal to unseat a director before his term expires because the vote on removal may be different from the vote to approve charter amendments.

16 *See* Schulte Roth Letter, at 9.

permitted by Delaware law.[17] A director resignation is a decision personal to each specific director, and each director owes the Company and its stockholders a fiduciary duty to determine whether resigning will advance the best interests of the Company and its stockholders.[18]

Conclusion. There are instances in which a proposal touches a grey area where the Delaware law is uncertain. This is not one of them. The analysis and conclusions in our December 20th opinion regarding the Proposals are supported by Section 141(b) and the *Kurz* opinions; the analysis and conclusions of the Morris James Letter are not.

* * *

17 *See, e.g., Kurz*, 989 A.2d at 157; *Nevins v. Bryan*, 885 A.2d 233, 252 n.70 (Del. Ch. 2005), *aff'd*, 884 A.2d 512 (Del. 2005); *Stroud v. Milliken Enters., Inc.*, 585 A.2d 1306, 1309 (Del. Ch. 1988)

18 *See In re Puda Coal, Inc. S'holders Litig.*, C.A. No. 6476-CS (Del. Ch. Feb. 26, 2013) (TRANSCRIPT) (refusing to dismiss a claim that directors breached their fiduciary duties by resigning because the directors may have been aware that the resignations would result in control of the board passing to a CEO who allegedly stole assets from the company).

For the reasons set forth in our December 20th opinion and this letter, it is our opinion that (1) the Proposals would violate Delaware law if they were implemented and (2) the Company lacks the power and authority to implement the Proposals.

Very truly yours,

Morris Nichols Arsht & Tunnell LLP

10688957

Schulte Roth&Zabel LLP

919 Third Avenue
New York, NY 10022
212.756.2000
212.593.5955 fax

www.srz.com

Marc Weingarten
212.756.2280

Writer's E-mail Address
Marc.Weingarten@srz.com

January 6, 2017

VIA EMAIL (SHAREHOLDERPROPOSALS@SEC.GOV)

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Exchange Act Rule 14a-8: Submission of Shareholder Proposal for the 2017 Proxy Statement of Simpson Manufacturing Co. Inc.

Ladies and Gentlemen:

We are writing on behalf of Iron Compass Partners, LP ("Iron Compass," or the "Fund"), and its investment manager Iron Compass LLC (the "Manager"). The purpose of this letter is to respond to the no-action request letter, dated December 20, 2016 (the "No-Action Request"), from Shartsis Friese LLP on behalf of Simpson Manufacturing Co. Inc. (the "Company"), which requested that the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") not recommend enforcement action based on the Company's intention to omit the shareholder proposal submitted on November 4, 2016 (the "Initial Proposal Letter"), as supplemented by the letter dated November 28, 2016 (the "Supplemental Letter" and, together, the "Proposal") by the Proponent to the Company for inclusion in the Company's proxy statement for its 2017 annual meeting of stockholders (the "Proxy Statement") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Proposal reads as follows:

> "RESOLVED, that stockholders of Simpson Manufacturing Co., Inc. (the 'Company') request that the Board of Directors of the Company (the 'Board') take all necessary steps (other than any steps that must be taken by stockholders) to eliminate the classification of the Board and to require that all directors elected by the stockholders be elected on an annual basis commencing with the first annual meeting of stockholders for the election of directors occurring after the elimination of the classification of the Board (the 'First Director Election Meeting'), notwithstanding that any director may have been elected for a term that extends beyond the First Director Election Meeting."

In the No-Action Request, the Company, without any relevant support, claims that there are procedural grounds for exclusion of the Proposal under Rules 14a-8(b), Rule 14a-8(e) and Rule 14a-8(f). The Company falsely asserts that the Manager has "not continuously owned the requisite amount of the Company's common stock for one year," that the Manager has "failed to demonstrate that it was acting on behalf of" the Fund, and that an attempt to address the Company's misguided notification of deficiency, dated November 21, 2016 (the "Deficiency Letter"), created a scenario in which a "Second Proposal" was submitted to the Company after the 120-day deadline for submitting stockholder proposals, all in defiance of common sense and the spirit of Rule 14a-8.

The Company also falsely asserts substantive grounds for exclusion, stating that the Proposal violates Delaware law and so may be excluded under Rule 14a-8(i)(2), that, as a corollary, the Company lacks power or authority to implement the "Proposals" under Rule 14a-8(i)(6), and that, subject to Rule 14a-8(i)(8), the "Proposals" impermissibly require removal of a director before the expiration of a director's term.

Contrary to the naked assertions in the No-Action Request, the Proposal clearly does not violate Rule 14a-8(b), Rule 14a-8(e) and Rule 14a-8(f) and the Company misconstrues the Staff's position on these sections of Rule 14a-8 in claiming otherwise. Additionally, as demonstrated below, the Proposal does not violate any subsection of Rule 14a-8(i) because the Proposal, as written, does not violate Delaware state law, the board of directors of the Company (the "Board") can easily implement the proposal since it requests that the Board take "necessary steps (other than steps that must be taken by stockholders)" to implement the Proposal, and because the Proposal does not impermissibly remove a director before his or her term expires. Finally, we note that many proposals substantially similar to the Proposal have been properly submitted and included on a company's proxy statement either pursuant to Rule 14a-8 or otherwise. Thus, it is our position that the Company has misconstrued the Proposal and has misread Delaware law, in turn placing the Proposal in a false light before the Staff.

In light of the foregoing, and as further detailed below, the Company is required to include the Proposal in its Proxy Statement, and therefore we respectfully request the Staff to confirm that it is unable to concur with the Company's interpretation of the respective sections of Rule 14a-8 and deny the relief sought by the Company in the No-Action Request.

ANALYSIS

I. THE PROPOSAL CLEARLY SATISFIES THE REQUIREMENTS OF RULE 14A-8(B).

Under Rule 14a-8(b), in order to be eligible to submit a proposal for inclusion in a company's proxy statement, a proponent must have continuously held at least $2,000 in market value of the subject company's securities entitled to be voted on the proposal at the annual or special meeting of stockholders for at least one year by the date the proponent submits the proposal. The Company falsely claims in the No-Action Request that the Manager did not meet this requirement in the Initial Proposal Letter because it "fail[ed] to provide evidence" of eligibility[1] and that the letter submitted by Huntington Bank, attesting to the Manager's beneficial ownership, submitted on November 4, 2016 (the "First Huntington Bank Statement") "does not even suggest that [the Manager] has

[1] Section I of the No-Action Request, at page 5.

continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least one year by the date of the First Proposal."[2]

A. Both the Manager and the Fund Have Demonstrated That They Have Continuously Held the Requisite Amount of Securities for the Required Period.

The Initial Proposal Letter was submitted by the Manager on behalf of the Fund. The very first sentence of the letter introducing the Manager and the Fund states, "Iron Compass LLC ('Iron Compass') is investment manager to Iron Compass Partners, LP (the 'Partnership'), *which is the beneficial owner* of approximately 121,577 shares of common stock [. . .]" (emphasis added). A limited partnership such as Iron Compass Partners, LP acts through either its general partner or its investment manager, which is why the Manager executed the letter. And the First Huntington Bank Statement made clear that the Proponent beneficially and continuously owned the subject shares for over one year, stating, "Please be advised that Huntington National Bank has continuously held a minimum of $2,000 in market value of Simpson Manufacturing Company, Inc., CUSIP 829073105, *on behalf of Iron Compass Partners, LP*, since June 30, 2015" (emphasis added). Both the CUSIP number and the Initial Proposal Letter refer to the Company's common stock, par value $0.01 per share (the "Common Stock"), which according to the Company's Certificate of Incorporation is vested with the power to vote on matters brought before stockholders at an annual meeting of stockholders, thus making them applicable securities for the purposes of Rule 14a-8(b). The First Huntington Bank Statement was attached to the Initial Proposal Letter, which stated:

> "We began purchasing the Common Stock as early as June 2015. As is required by Rule 14a-8 of the Securities Exchange Act of 1934, attached is a letter from Huntington National Bank verifying that *the Partnership referenced therein* continuously and beneficially owned shares having a market value of $2,000 or more for at least one year prior to the date of the submission of the above Proposal. *We* intend to continue to hold the shares referenced through the date of the Meeting." (emphasis added)

A plain reading of the Initial Proposal Letter and the First Huntington Bank Statement, taken together, clearly shows that Iron Compass, by its investment manager, was submitting the Proposal and had held the subject shares for over a year.

The Company's Deficiency Letter asserted that the Manager was not making the Proposal on behalf of the Fund, and *invited* the Manager to remedy the "deficiency" within 14 days. Just seven days later, the Manager, while expressly denying that the Initial Proposal Letter was deficient in any respect, submitted the Supplemental Letter, confirming that the Proposal was made on behalf of the Fund. And now the Company claims that the Supplemental Letter was submitted "after the 120-day deadline for submitting stockholder proposals under Rule 14a-8(f), which deficiency cannot be remedied," despite the fact that they specifically *invited* the Supplemental Letter after the 120-day deadline. We believe this simply evidences that they have dealt with the Proposal in bad faith.

[2] Section I(A) of the No-Action Request, at page 6.

B. The Manager Also Demonstrated That it has Continuously Held the Requisite Amount of Securities for the Required Period, and That it Has an Economic Interest in the Common Stock Owned by the Fund and Needed No Proof to Act on Behalf of the Fund.

Alternatively, even if the Manager were to be deemed to have made the Proposal on its own behalf, we believe the Initial Proposal Letter adequately demonstrated that the Manager itself had held the subject shares, albeit beneficially, for at least one year. As discussed further below, the very act of submitting the First Huntington Bank confirms such ownership. Moreover, nowhere in the language of Rule 14a-8 or in any of the Staff's guidance on Rule 14a-8 is a stockholder precluded from referencing or relying on shares held by a fund in order to submit a stockholder proposal, especially when it is clear from the language of the stockholder's letter that such stockholder holds investment and management discretion over such shares and beneficially owns those shares.

As suggested above and in our letter to the Company, dated November 28, 2016 (the "Initial Response Letter"), the Manager's economic interest in the Common Stock owned by the Fund is clearly established by the fact that the Manager beneficially and continuously owned the subject shares for over one year. Despite the Company's contrary arguments in Section I(B) of the No-Action Request, Rule 14a-8(b)(2)(i) simply states that a stockholder may prove eligibility to submit a proposal under Rule 14a-8 by submitting "a written statement from the 'record' holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year." Neither the language of Rule 14a-8 itself nor any supplemental guidance issued by the Staff[3] states or implies that ownership of the Company's stock must be through direct ownership, nor does the language of Rule 14a-8 state that a proponent must provide a "showing" of an "economic stake" in the subject securities beyond what is explicitly required by Rule 14a-8(b). Given the nature of the Manager's business, it is absurd to suggest, as the Company does, that an investment manager would not necessarily have an economic stake in the subject shares held by its fund. In fact, the Company's own cited precedent states that when "an investing entity stands in the position of beneficial owner by virtue of its voting or share-selling rights—whether it is on behalf of one client or thousands of clients—such entity is deemed by the SEC to have an appropriate 'economic stake or investment interest in the corporation' and thus to be an appropriate proposal filer on its own."[4] As a beneficial owner of shares held by the Fund by virtue of its status as investment manager of the Fund, the Manager demonstrably has an economic interest in the shares held by the Fund and was entitled to submit the Proposal under Rule 14a-8(b).[5]

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[3] Including Staff Legal Bulletin No. 14 (CF) (Jul. 13, 2001), which the Company cites as the basis for its argument. Section II of the No-Action Request, at page 8.

[4] *Western Union Company* (Mar. 10, 2010) (hereinafter "*Western Union 2010*"). As noted in *Chesapeake Energy Corporation,* SEC No-Action Request (Apr. 13, 2010) and *Western Union 2010*, the use of the Rule 13d-3 definition in Rule 14a-8 matters is confirmed in Securities Act Release No. 17517 (February 5, 1981). "In referring to the intended broad use of the definition of 'beneficial owner,' Release No. 17517 provides that 'the Rule 13d-3 definition [satisfies] the requirements of several sections of the federal securities laws [and] was intended to avoid the necessity of adopting several definitions addressing essentially the same concept.'" *Western Union 2010*.

[5] In addition, the Manager's stake in the Company has been public since July 6, 2016, when the Manager issued a press release containing a letter sent to the Board, stating in its first sentence "Funds affiliated with Iron Compass LLC [. . .] currently own shares of Simpson Manufacturing. *See* the Press Release published by the Manager on July 6, 2016, *available at* http://www.prnewswire.com/news-releases/simpson-manufacturing-shareholder-iron-compass-publishes-letter-to-board-of-directors-300307116.html.

Nevertheless, the Company improperly cites *Chesapeake, Western Union 2010*, and *Western Union Company*, SEC No-Action Letter (Mar. 4, 2008) (hereinafter "*Western Union 2008*") to stand for the proposition that the SEC may allow for exclusion in cases where the subject shares were held in client accounts and thus where the investment manager had no economic stake in the shares. Yet, the facts at hand do not align with the purported precedent for several reasons. First, not only did the proponents in the foregoing cases fail to indirectly hold shares, but they also simply advised client accounts rather than managing proprietary funds.[6] In addition, because the proponents in each of the *Western Union* cases failed to identify the names of the client accounts in which shares were held, it was impossible for the Staff or the company to trace ownership to a specific shareholder who held the requisite number of shares. Finally, the proponent in *Western Union 2010* attempted to prove its eligibility to submit a proposal by submitting a letter from itself rather than the record holder of the shares.

As established above and in the Initial Response Letter, the Manager clearly has an indirect economic and beneficial interest in the Company's shares, and therefore is entitled to submit the Proposal.[7] Such precedent is therefore not applicable in this case because the Fund is not merely a client of the Manager, but rather an entity fully managed and controlled by the Manager.[8] Unlike in the *Western Union* cases, the Manager has identified the direct owner of the Company's shares, and the nexus between the Manager and the direct owner is that of fund manager-fund and not merely advisor-client, and the shares are held directly by the Fund, not in a separate client's investment account. Finally, unlike in *Western Union 2010*, we have not one but two letters from the record holder stating the stock is in fact held for the benefit of the Fund and these letters were produced at the request of the Manager. Given these differences, the Company may not rely on the forgoing precedent as persuasive.[9]

The Company's reliance on *Baker Hughes* is unpersuasive as well. Here, the Company claims that a proponent cannot submit a proposal on the "basis" of being a beneficial owner and that, in turn, to submit a proposal on behalf of another stockholder, such proponent must submit evidence

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[6] In *Western Union 2008*, the company alleged that the proponent submitted a bank letter stating "Morgan Stanley held shares of the Company's common stock in the accounts of the [p]roponent's clients, not the accounts of the [p]roponent itself." In the present case, the Company cannot make such an allegation because the Fund is a proprietary entity managed under the management and discretion of the Manager.

[7] In *Chesapeake*, the company alleged that the proponent was not eligible to file the proposal because the bank statement submitted by the proponent noted that the custodian "'held a total of 18,936 shares of Chesapeake Energy Corporation on January 20, 2010,' rather than indicating individual clients."

[8] As indicated above, the very first line of the Initial Proposal Letter states that the Manager is the "investment manager" to the Fund, which is "the beneficial owner of approximately 121,577 shares of Common Stock." Under the Company's line of argument, "investment manager" is equivalent to "investment advisor," when in fact these types of business are quite different.

[9] The Company draws similarly incorrect comparisons from two other no-action precedent cases. The Company's reliance on *Smithfield Foods, Inc.*, SEC No-Action Request (Jun. 24, 2010) and *Baker Hughes* SEC No-Action Request (Feb. 22, 2016) as authority that submissions on behalf of another entity requires express authorization is also misguided for similar reasons as with *Chesapeake* and the *Western Union* cases. In its reliance on *Smithfield,* the Company ignores the fact that the SEC ultimately held in favor of the proponent in that case when the proponent was an investment advisor who submitted a proposal on behalf of one its funds. Just as in *Smithfield*, where the proponent was authorized to make investments for, and act on behalf of, the fund per the investment advisory agreement, here also the Manager has authority because it is the investment manager of the fund that holds the subject shares. In fact, the nexus between the proponent and direct shareholder is stronger in this case since the agreement in *Smithfield* only demonstrated that an advisory relationship existed between the proponent and direct shareholder.

of authorization to bring the proposal.[10] First, the Manager has never made the argument that the Proposal was made on the "basis" of the Manager's beneficial ownership. Nor does the Manager have to make such an argument. Second, no language or guidance exists that states that a proposing stockholder who is an investment manager must present language that the investment manager is submitting on "behalf of" the fund in whose name the subject shares are held. It is obvious here that the Manager, as investment manager for the Fund, beneficially owns the shares held in the name of the Fund and that the Manager therefore is qualified to submit a proposal under Rule 14a-8(b).

As the proponent in *Baker Hughes* successfully argued, the requirements of Rule 14a-8 itself provide an inherent verification system that confirms a proponent's authority to submit a proposal. The proponent stated, "current SEC practice has established a seamless context, or *unity of documentation*" under which the letter of verification's existence is "proof of an intact lineage of authority and without it a filer could not move past the [d]eficiency [n]otice stage of submitting a shareholder proposal."[11] Likewise, here, such a lineage of authority exists between the Huntington Bank Statement and the statement of intent to hold shares as provided in the Initial Proposal Letter. Because of this unity of documentation, both the Manager and the Fund have adequately demonstrated that they have satisfied Rule 14a-8(b).

C. The Manager's Written Statement of Intent to Continue Holding Shares Was Fully Sufficient.

Despite the Company's claim that the "Proposal did not contain any information from which the Company could ascertain whose intention it was to hold the Company's common stock," given the Manager's status as investment manager to the Fund, it is plainly obvious that the intention of the investment manager was an intention that of necessity applied to the fund controlled by the investment manager. If there was any doubt over whether or not the Fund would hold the subject shares for the requisite period, the Supplemental Letter stated that "we intend to continue to hold the shares referenced through the date of the Meeting." This response was sent seven days after the Company sent the Deficiency Letter, well within the fourteen-day window to do so under Rule 14a-8(f). Accordingly, the Company may not rely on *Energen Corporation*, SEC No-Action Request (Feb. 22, 2011) as guiding precedent or use it as a reference to argue for exclusion under Rule 14a-8(b).[12]

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[10] The Company conveniently omits from its summary of *Baker Hughes* the fact that the SEC agreed with the proponent's argument that "neither state nor federal law requires documentation of authorization for an investment firm to act on behalf of a client."

[11] Response to Baker Hughes No-Action Request, page 3. *Baker Hughes*.

[12] In addition to straining precedent in the cases discussed above, the Company distorts Rule 14a-8 analysis in its use of *Energen* to stand for the proposition that an investment advisor, rather than its fund, cannot provide a written statement of intention to hold company securities through the date of the applicable stockholders' meeting. Though the Company tries to argue that the SEC found in favor of the company in *Energen* because the proponent provided a statement of its own intentions rather than its fund's intentions, the SEC's determination was not based on such a fact. Rather, the SEC expressly stated in its determination that it found in favor of the company because the proponent missed the 14-day window to respond to a notice of deficiency and submit a written statement that the proponent intended to hold its company stock through the date of the shareholder meeting. It is also important to note that, when the proponent did submit the written statement, the statement could not guarantee the fund holding its shares would not sell its shares before the next annual meeting.

II. THE COMPANY MAY NOT EXCLUDE THE PROPOSAL UNDER RULE 14A-8(E).

The Company insists on incorrectly arguing that the Supplemental Letter contained a second, different Proposal (referred to as the "Second Proposal") in order to allege that since the "First Proposal" was deficient and since the "Second Proposal" was late, then the Company is "entitled to exclude both proposals."[13] Such a sleight of hand is an attempt by the Company to have its cake and eat it too and it is disingenuous for several other reasons. First, only one proposal has been submitted. Nowhere in the Initial Proposal Letter or in the Supplemental Letter does the language of the Proposal change and thus it is a misrepresentation to suggest that two different proposals were submitted by the Manager and the Fund. As stated above and in the Initial Response Letter, the Fund Letter was merely the Manager's attempt to address the spurious claims of the Deficiency Letter, not a revised Proposal. Second, it is disingenuous to assert that a "Second Proposal" came after the 120-day deadline[14] when the Deficiency Letter came after the deadline and thus, by necessity, prompted a response after the deadline.

The Company also argues, "Assuming the Second Proposal was intended to revise the First Proposal, it effectively withdrew the First Proposal and the Company nevertheless is entitled to exclude the Second Proposal pursuant to Rule 14a-8(e)."[15] Such an assumption is incorrect and the Company wrongly relies on Staff Legal Bulletin No. 14 (CF) (Oct.18, 2011) as support.[16] The Manager never withdrew the original Proposal, nor did it seek to submit a new, revised proposal, which is the subject of discussion in the foregoing staff bulletin, because the language of the Proposal has never changed. Thus, there is no "revised" proposal which constitutes a wholly separate proposal submitted after the deadline, and, accordingly, the Company may not exclude the Proposal under Rule 14a-8(f) in reliance on such precedent or such guidance.

III. THE COMPANY IS NOT ENTITLED TO EXCLUDE THE PROPOSAL UNDER RULE 14A-8(I).

A. The Proposal Does Not Violate Rule 14a-8(i)(2) Because the Proposal Does Not Violate Delaware Law

A legal opinion from Morris James LLP ("Morris James"), attached hereto as Annex A, confirms that the Proposal does not violate Delaware law and thus the Company has the authority and power to implement the Proposal (the "Morris James Opinion"). As discussed in the Morris James Opinion, the Company attempts to exclude the Proposal based on a misinterpretation of both Delaware law and *Kurz v. Holbrook* 989, A.2d 140 (Del. Ch. 2010) (hereinafter, "*Holbrook*"). As the Company and its Delaware counsel, Morris, Nichols, Arsht & Tunnell LLP ("Morris Nichols") would have it, the Proposal can be excluded because it "seek[s] to prematurely end the terms of

[13] *See* Section II of the No-Action Request, at page 8.

[14] *Id.*

[15] *Id.*

[16] Though the Company attempts to rely on *Community Health System, Inc.*, SEC No-Action Request (Mar. 7, 2014) and *Starwood Hotels & Resorts Worldwide, Inc.*, SEC No-Action Request (Mar. 21, 2013) to support its allegations here, those cases are irrelevant in this context because in those cases the proponent submitted a new proposal which *added language* to the proposal in question after the cutoff to submit a proposal. In the present case, neither the Manager nor the Fund changed a word of the Proposal.

certain directors who were elected to serve three-year terms of office"[17] as part of a larger attempt by a stockholder to "end-run" the requirements of Delaware law and "unseat" directors.[18] But this is just not the case here. The Proposal is simply a precatory proposal recommending that the Board "take all necessary steps (other than steps that must be taken by stockholders) to eliminate classification of the Board." Nowhere in the language of the Proposal, or in its supporting statement, is there a suggestion that stockholders are recommending a method that would lead to directors being "unseated." Rather, the Proposal simply calls for declassification but where the Board would be fully entitled to, and no doubt would, re-nominate all of the incumbents for election. They would be "unseated" only if voted out by the stockholders.

The Morris Nichols Opinion relies on *Holbrook*, which dealt with a situation where preferred and common stockholders of a company attempted to reduce the size a company's board in connection with a special meeting to elect a director and gain stronger control of the company's board. Yet, the Morris Nichols Opinion advances a strained and inappropriate reading of *Holbrook* that relies on dicta from that case[19] to argue that *Holbrook* only allows for three or, arguably, four ways in which a director may be removed from office. Thus, the Company and the Morris Nichols Opinion would have the Staff believe that the Proposal fails because it does not propose a removal that fits within the enumerations of the *Holbrook* court,[20] but rather "arbitrarily" cuts short director terms in a manner that does "not contemplate an orderly succession of directors."[21]

Yet nothing is arbitrary, uncommon, or violative about the Proposal.[22] As demonstrated by the Morris James Opinion, it is well settled that directors do not have a vested right to serve their entire terms and any alteration of a director's term for the mere purposes of declassifying a board cannot be considered a "removal" under *Holbrook*.[23] Thus, it is fully permissible for the Proposal to provide for an immediate or short-term declassification of the Board. Accordingly, even after *Holbrook*, numerous companies have included proposals in their proxy statements proposing charter amendments that would lead to immediate declassification of their respective boards or

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[17] *See* Section II of the Opinion of Morris Nichols, dated December 20, 2016, attached as Exhibit G to the No-Action Request (the "Morris Nichols Opinion"), at page 2.

[18] *See* Section III of the No-Action Request; Section III(A) of the Morris Nichols Opinion, at page 3.

[19] *See* Section III(A) of the Morris Nichols Opinion, note 8, at page 3.

[20] The Morris Nichols Opinion's reasoning here is dubious, especially in its reliance on dicta. The opinion references the Delaware Chancery Court's statement that the absence of a reference to a fourth way to unseat a director does not imply that the court's enumerated methods of unseating a director are non-exclusive. The Morris Nichols Opinion then twists this statement to interpret *Holbrook* to mean that a director can be unseated pursuant to only three or four methods, exclusively. *See* Section III(A) of the Morris Nichols Opinion, footnote 8, at page 6 (quoting the *Holbrook* court, which stated "'I . . . do *not* regard the absence of any reference to death in Section 141(b) as implying that the identified means [described by the Court to unseat a director] are *non-exclusive*' (emphasis added)"). Thus, the opinion argues, because the Proposal does not state on its face a method of removal enumerated by *Holbrook*, the Proposal is therefore in violation of *Holbrook* and in turn Delaware law. If such a construction seems hard to follow, it is because the Company's logic here is convoluted and tenuous.

[21] *See* Section III(A) of the No-Action Request, at page 9.

[22] The Proposal does not violate Delaware law even with the inclusion of the final clause of the Proposal beginning with the phrase "notwithstanding", which the Company misguidedly attacks repeatedly in its No-Action Request. *See, e.g.,* the "Grounds for Exclusion" section of the No-Action Request, at page 5. Here, again, the Company engages in a straw-man argument, effectively stating that because the Proposal *allows* for an implementation of declassification "notwithstanding" three-year director terms, this means that the Proposal "*specifically requires*" the "removal of directors" (emphasis added). We respectfully request that the Staff not give credit to such a blatant fallacy.

[23] *Roven v. Cotter*, 547 A.2d 603 (Del. Ch. 1988).

declassification within a year.[24] As explained in these proxy statements, such an operation allows for directors to simply agree to resign in order for the company to reappoint such directors to annually-elected terms or to stand for annual election at an upcoming annual meeting. Thus, rather than violating the prescriptions set forth in *Holbrook*, the Proposal complies with commonly-accepted practice.

A gradual declassification does not violate Delaware law either as it is common practice amongst companies.[25] As suggested above, nowhere in the language of the Proposal or in its supporting statement is it written that the Board or in turn the Company *must* seek to remove directors or have directors resign prematurely or before the end of their elected terms. Nothing in Rule 14a-8 requires that a stockholder proposal be entirely prescriptive and, therefore, because precatory proposals should not be narrowly prescriptive, the language of the Proposal is drafted in such a way as to provide for flexibility in the method the Board chooses to take the necessary steps to declassify itself.

Thus, the Company could choose to implement the Proposal through a gradual declassification similar to those recently used by The Eastern Company and SWK Holdings Corp., rather than through immediate declassification. This means that, as an alternative to the immediate declassification described above, the Board could propose a gradual declassification in two possible ways: (1) directors at the 2017 annual meeting are elected for a term of one year, directors at the 2018 annual meeting are elected for a term of one year, directors at the 2019 annual meeting are elected for a term of one year, so that all directors are elected annually as of the 2020 annual meeting and thereon; (2) directors at the 2017 annual meeting are elected for terms of three years, directors at the 2018 annual meeting are elected for terms of two years, and directors at the 2019 annual meeting are elected for terms of one year, with all directors elected annually as of the 2020 annual meeting and thereon. Any of these methods would have the effect of all directors being elected annually following the completion of the declassification, and neither of these methods would technically cut short a director's staggered term and violate Delaware law as the Company argues.

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[24] *See, e.g.*, the proxy statement for the 2016 annual meeting of stockholders of Blackhawk Network Holdings, Inc., filed with the SEC on April 22, 2016 (providing for immediate declassification at the 2017 annual meeting of stockholders, upon which directors whose terms do not expire at the 2017 annual meeting will tender their resignations); the proxy statement for the 2015 special meeting of stockholders of Foundation Medicine, Inc. ("Foundation Medicine"), filed with the SEC on February 19, 2015 (whereby board of the company recommended to stockholders to approve an amendment to the company's charter providing for the immediate declassification of the board, the filing of a declassification amendment with the Delaware secretary of state, and the subsequent resignation and re-appointment of directors to serve annually) and the Form 8-K filed by Foundation Medicine on April 7, 2015 (confirming that the foregoing charter amendment was ratified); the proxy statement for the 2013 annual meeting of stockholders of Fortress International Group, Inc., filed with the SEC on April 26, 2013 (providing for immediate declassification of the company's board and the resignation of two directors whose terms would be cut short at the 2014 annual meeting of stockholders); the proxy statement for the 2013 annual meeting of stockholders of Mattersight Corporation, filed with the SEC on April 4, 2013 (providing for immediate declassification at the 2013 annual meeting, upon which directors whose terms did not expire at the 2013 annual meeting would resign and stand for election to an annual term at the annual meeting).

[25] *See, e.g.*, the proxy statement for the 2016 annual meeting of stockholders of The Eastern Company, filed with the SEC on April 15, 2016 (providing for a staggered declassification whereby directors whose terms expire at the 2017 annual meeting will be elected for a term of one year, the directors whose terms expire at the 2018 annual meeting will be elected for a term of one year, and so forth); the proxy statement for the 2015 annual meeting of stockholders of SWK Holdings Corp., filed with the SEC on April 27, 2015 (allowing for a "phase-in" whereby directors on a staggered board would be elected for terms of one year starting at the 2015 annual meeting and whereby full declassification would take effect at the 2018 annual meeting).

The Company claims that only one operation could effectively take place whereby directors would stand for elections annually commencing "no later than the 2017 or 2018 Annual Meeting." Section III(B) of the No-Action Request, at page 9. Yet, as stated above, full declassification *does not* need to take effect at such annual meetings and may take place at a later annual meeting in order to allow directors to finish their terms.

Despite the availability of such alternatives, the Company facilely compares the present matter to irrelevant cases such as *Ball Corp*., SEC No-Action Request (Jan. 25, 2010), *MeadWestvaco Corp*. SEC No-Action Request (Feb. 27, 2005), and *RadioShack Corp*. SEC No-Action Request (Feb. 28, 2005). In each of these cases, it was immediately recognizable to the Staff that the subject proposal violated state law because the language of the proposals directly contravened statutory language. For example, in *Ball Corp.*, the company was a public company and was subject to Indiana Business Corporation Law (the "IBCL"), which stated on its face that publicly-traded companies must maintain a staggered board of directors, subject to certain opt-outs. It was thus immediately clear to the Staff that the stockholder proposal violated the IBCL because the proposal requested declassification.[26] Such is not the case here, where at best, the Company has provided a flawed opinion of Delaware counsel that is contested by the Morris James Opinion. Therefore, the present case is distinguishable from the cases cited by the Company and the Company may not rely on Rule 14a-8(i)(2) as a basis for exclusion.

B. The Proposal Does Not Violate Rule 14a-8(i)(6) Because the Company Has the Power and Authority to Implement the Proposal.

The Company alleges that the Proposal may be excluded under Rule 14a-8(i)(6) as being beyond the power or authority of the Board because the Board cannot act in such a manner that would violate Delaware state law. In making this allegation, the Company asserts that the Proposal "request[s . . .] having all directors stand for elections annually commencing no later than the 2017 or 2018 annual meeting." As demonstrated in Section III(A) above and in the Morris James Opinion, a short-term declassification at the 2017 or 2018 annual meeting of stockholders would not violate Delaware law. Again, as noted in the Morris James Opinion, directors of Delaware corporations have no vested right to continue to serve in office and an amendment to a certificate of incorporation providing for the automatic termination of a director's term is both permissible under Delaware law and, as discussed below, is not a "removal of directors" under Delaware Law. In addition, and again as discussed above, the Proposal also would permit a mechanism by which the Board could declassify over a longer period of time, not just at the 2017 or 2018 annual meeting. Therefore, the Company has the power to implement the Proposal and accordingly the Company may not rely on Rule 14a-8(i)(6) as a basis for exclusion.

C. The Proposal Does Not Violate Rule 14a-8(i)(8) Because It Does Not Impermissibly Require Removal Of a Director Before the Expiration of His or Her Term in Relation to an Election of Directors

Contrary to assertions made in Section III(C) of the No-Action Request that the Proposal is aimed at "unseating" directors, the Proposal will not remove any director from office. The Proposal is designed to recommend that the Board take steps to declassify itself. From a practical standpoint, this means that implementation of the Proposal would only require the Board to submit a proposal to amend the Company's certification of incorporation (the "Charter") that would provide for a procedure leading to declassification of the Board. As stated above in Section III(A) of this letter, the Delaware Chancery Court has established that such an action is not akin to an impermissible termination of a director's position on a board as contemplated by the *Holbrook* court.[27] In addition,

[26] Similarly, *MeadWestvaco Corp*. and *RadioShack Corp*. involved proposals that requested per-capita voting, which violated Delaware's "one share, one vote" standard under Delaware General Corporation Law Section 212(a).

[27] *Roven,* fn. 23 above, at page 8.

it is not uncommon for the Staff to bless a proposal with criteria that is prospective (e.g. director qualifications that do not apply to an upcoming annual meeting) unless the proposal sets forth criteria that is so narrowly prescriptive that it impedes a company's ability to select its own nominees for the upcoming meeting or effectively prevents specific company nominees from being elected.[28] Thus, because the Proposal will not remove any director and will not disqualify any nominee standing for election, it does not violate Rule 14a-8.

The Staff has consistently taken the position that a shareholder proposal to declassify a board of directors should not be excluded as relating to an election for membership on a company's board under Rule 14a-8(i)(8) if the proposal does not disqualify current directors or nominees from serving on the board.[29] In *NiSource, Inc.,* SEC No-Action Request (Mar. 9, 2005), the Staff found that a proposal seeking declassification could not be excluded pursuant to Rule 14a-8(i)(8) even when the proposal did not contain language protecting the remainder of current directors or nominees and requested that the board take steps to declassify in the "most expeditious manner possible [. . . . and] in one election cycle if practicable." The Proposal at hand is highly similar to the *NiSource* proposal in that it provides flexibility for the Board to provide for a declassification without affecting a director's term.

The Company also refers to Exchange Act Release No. 34-56914 (Dec. 6, 2007), note 56, which discussed Staff interpretations of Rule 14a-8(i)(8) that existed at the time of such SEC release. However, the SEC revised the language of Rule 14a-8(i)(8) in 2010 with Release 33-9136 wherein the current language of Rule 14a-8(i)(8) was introduced.[30] It is thus important to note that the examples discussed by the Company are conspicuously missing in the 2010 release.

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[28] *See Continental Airlines, Inc.* (Jan. 27, 2004) (where the subject proposal relating to board members not being permitted to have material, non-ordinary course investments in a direct competitor of the company was rendered not excludable by the SEC in part because it did not interfere with board nominations at the upcoming annual meeting, but rather affected nominations at the subsequent annual meeting).

[29] *See, e.g, NiSource, Inc*., SEC No-Action Request (Mar. 9, 2005) (where the SEC explicitly held that the company may not omit the proposal in reliance on Rule 14a-8(i)(8)). The proponent's proposal was included in the company's proxy statement for the 2005 annual meeting. *See* the proxy statement for the 2005 annual meeting of stockholders of NiSource, Inc., filed with the SEC on April 4, 2005. Though the proposal did not pass at the 2005 annual meeting, another declassification proposal was included in the company's proxy statement for the 2006 annual meeting and approved by stockholders, leading to an immediate declassification of the company's board. See the current report on Form 8-K, filed by NiSource, Inc. with the SEC on May 16, 2006.

While the Company cites several no-action request cases in support of its argument, the Company is unable to cite examples where the Staff permitted exclusion of a declassification proposal under Rule 14a-8(i)(8) without allowing for the proponent to amend or alter the proposal because such examples do not exist. Rather, the Staff has either allowed the proponent an opportunity to address certain language in the proposal or has relied on grounds for exclusion that did not discredit the proposal's validity under Rule 14a-8(i)(8). *See, e.g.*, *The J.M. Smucker Company*, SEC No-Action Request (May 17, 2012); *Vornado Realty Trust*, SEC No-Action Request (Feb. 1, 2012); and *Albertson's, Inc*., SEC No-Action Request (Apr. 4, 2002). In the foregoing cases, the Staff allowed for exclusion on the basis that the proposals were duplicative under Rule 14a-8(i)(11) and failed to make a determination under Rule 14a-8(i)(8). However, the fact that the Staff allowed for exclusion only due to duplication suggests that the proposals that were already included in the company's proxy materials did not violate Rule 14a-8(i)(8) because those proposals were similarly drafted. Therefore, it is reasonable to infer that proposals subject to the no-action request letters would not have violated Rule 14a-8(i)(8) as well.

See also LaSalle Hotel Properties, SEC No-Action Request (Feb. 27, 2014); *Xcel Energy Inc*., SEC No-Action Request (Feb. 4, 2004); and *DIRECTV*, SEC No-Action Request (Feb. 22, 2011). Similar to the above, in these cases, the Staff only permitted exclusion under Rule 14a-8(i)(10) because the company had already substantially implemented the proposal.

[30] *Available at* https://www.sec.gov/rules/final/2010/33-9136.pdf. Whereas the old language of Rule 14a-8(i)(8) in some cases permitted exclusion for proposals that "could have the effect" of removing directors, the Staff has not referred to this language in recent releases. Furthermore, no related language currently exists under Rule 14a-8(i)(8) as the Staff has attempted to "codify [. . .] prior staff interpretations" of the rule into the present language of the rule. SEC Release No. 33-9259.

Nevertheless, as with its no-action request case support, the Company attempts to stretch an out-of-date interpretation of Rule 14a-8(i)(8) to apply to the current case when it appears clear from the Staff's commentary in both releases that the purpose of the rule is to stop shareholders from removing *specific* individuals in anticipation of an upcoming election of directors.[31] It has been long held that the principal purpose of Rule 14a-8(i)(8) is to prevent proponents from using Rule 14a-8 to nominate candidates to run against a company's proposed slate of nominees.[32] This means that the purpose of Rule 14a-8(i)(8) is not to allow for exclusion of *any procedure* that has *any* relationship to removing a director at any point in time, but rather to limit shareholders from removing directors to make way for a proponent's nomination of its own directors. Thus, the Company is incorrect in arguing that a proposal resulting in a "premature[] remov[al] from office" necessarily makes that proposal adverse to Rule 14a-8(i)(8).[33] Accordingly, since the Proposal would *not* lead to a removal of directors and because Rule 14a-8(i)(8) should not be read to cover any potential removal of a director for any reason, the Company is not entitled to rely on Rule 14a-8(i)(8).

IV. CONCLUSION

Under Rule 14a-8(g), the burden of proof "is on the company to demonstrate that it is entitled to exclude a proposal." The Company's attempts to claim that the Proposal is excludable due to procedural and substantive deficiencies are strained because its evidence and precedent are strained. Thus, we reaffirm our view that the Company cannot meet the requisite burden to exclude the Proposal under Rule 14a-8 because both the Manager and the Fund clearly satisfy the eligibility requirements to submit the Proposal, because the Proposal does not violate Delaware law, because the Board can easily implement the Proposal, and because the Proposal does not necessarily effectuate a removal of a director from office before his or her term expires.

* * *

In accordance with Staff Legal Bulletin No. 14D (CF) (Nov. 7, 2008), the undersigned, on behalf of the Manager and the Fund, has submitted an electronic copy of this letter via email to shareholderproposals@sec.gov. A copy of this letter is being forwarded to the Company pursuant to Rule 14a-8(k).

If the Staff is unable to concur with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. We note that the Staff has often provided proponents with a window of time to make corrections to proposals when the Staff was unable to concur with a

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[31] The Staff has previously stated that the principal purpose of this exclusion "is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules...are applicable thereto." SEC Release No. 34-12598 (July 7, 1976). It is important to also note the language from the 2010 release: "This provision currently permits the exclusion of a proposal that would result in *an immediate election contest or would set up a process for shareholders to conduct an election contest in the future* by requiring the company to include shareholders' director nominees in the company's proxy materials for subsequent meetings" (emphasis added). SEC Release 33-9136.

[32] *See*, *e.g.,* SEC Release No. 34-12598 (July 7, 1976).

[33] No-Action Request, Section II(C), at page 11.

proponent's position. If the Staff chooses to make such an offering, we will undertake to make any necessary changes expeditiously.[34]

Should you require any additional information or have any questions concerning the foregoing, please do not hesitate to call me at (212) 756-2280 or by email at marc.weingarten@srz.com.

Very truly yours,



Marc Weingarten

cc: Matthew Kupersmith
Iron Compass LLC
Iron Compass Partners, LP
22 Thomdal Circle
Darien, CT 06820

Mr. Brian Magstadt
Chief Financial Officer, Treasurer and Secretary, Simpson Manufacturing Co., Inc.

Mr. Jeffrey E. Mackenzie
Vice President, Simpson Manufacturing Co., Inc.

P. Rupert Russell, Esq.
Shartsis Friese LLP

Ellyn T. Roberts, Esq.
Shartsis Friese LLP

Jiang Bian, Esq.
Shartsis Friese LLP

[34] *See The Western Union Company*, SEC No-Action Request (Feb. 25, 2011) (allowing for the proponent to revise a declassification proposal that stated the board should take steps "to reorganize the [board] into one class with each director subject to election each year and to complete the transition within one-year" such that the revised proposal would not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting); *see also Royal Caribbean Cruises Ltd.*, No-Action Request (March 9, 2009); *Dollar Tree Stores, Inc.*, No-Action Request (March 7, 2008); *Hilb Rogal & Company*, No-Action Request (March 3, 2008); *Fisher Communications, Inc*., No-Action Request (February 12, 2009). As with the 2011 *Western Union* case, in each of the other foregoing cases, the Staff permitted the proponent to revise the proposal to provide that it would not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting.

Annex A

Morris James Opinion

[see attached]

Peter B. Ladig
302.888.6826
pladig@morrisjames.com

January 6, 2017

Iron Compass, LLC
Iron Compass Partners, LP

Re: Stockholder Proposal Submitted to Simpson Manufacturing Co., Inc.

Ladies and Gentlemen:

We write to confirm our advice regarding the proposals submitted by Iron Compass, LLC and Iron Compass Partners, LP (collectively, "Iron Compass") to Simpson Manufacturing Co., Inc. (the "Company") for presentation to the Company's stockholders at the Company's next annual stockholders' meeting anticipated to be held in April 2017, or any postponement or adjournment or special meeting held in lieu thereof (the "Meeting"). Iron Compass submitted the following proposal for presentation to the Company's stockholders (the "Proposal"):

Proposal:

> RESOLVED, that stockholders of Simpson Manufacturing Co., Inc (the "Company") request that the Board of Directors of the Company (the "Board") take all necessary steps (other than steps taken by stockholders) to eliminate the classification of the Board and to require that all directors elected by the stockholders be elected on an annual basis commencing with the first annual meeting of stockholders for the election of directors occurring after the elimination of the classification of the Board (the "First Director Election Meeting"), notwithstanding that any director may have been elected for a term that extends beyond the First Director Election Meeting.

We understand that the Company has notified the staff of the Division of Corporate Finance (The "Staff") of the United States Securities and Exchange Commission (the "Commission") that it intends to exclude the Proposal from its proxy materials for the Meeting (the "2017 Proxy Materials") and has submitted a letter to the Commission confirming that the Staff will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2017 Proxy Materials (the "No Action Letter"). In the No Action Letter, the Company argues, among other things, that it may exclude the Proposal from the 2017 Proxy Materials because the Proposal, if adopted, would violate Delaware law. In support of this argument, the Company submitted a letter from a Delaware law firm opining that the Proposal should be excluded from the 2017 Proxy Materials because the Proposal would violate Delaware law if implemented and the Company lacks the power the implement the Proposal (the "Opinion"). For the reasons stated below, it is our opinion that the Proposal does not violate Delaware law if implemented and the Company has the power and authority to implement the Proposal.

Summary of Opinion

As an initial matter, the Proposal is a non-binding precatory resolution. The argument that the Proposal should not be included because the Company lacks power to implement the Proposal is irrelevant because there is nothing to implement. The Proposal requests the board take action that is consistent with Delaware law. Even if the Company's reading of *Kurz v. Holbrook*[1] is correct, its argument assumes that the Proposal could be implemented only by shortening the terms of certain members of the board. In fact, the Proposal could be implemented consistently with the Company's reading of *Kurz* by phasing the declassification so that no director's term is cut short. In all events, *Kurz* does not prohibit adoption of an amendment to the certificate of incorporation to declassify the board and make all directors immediately eligible for election at the next stockholder meeting. Declassifying the board and making directors eligible for election does not remove directors in a manner not recognized by Section 141 of the DGCL. It is well-settled in Delaware law that directors do not have a vested right to serve their entire term, even directors serving on a classified board. Moreover, there is no public policy reason why an amendment to the certificate of incorporation, which by law must first be approved by the board, would not be permitted to shorten the term of directors who approved it.

I. The Proposal Is a Non-Binding Request to Take Action Permitted by Delaware Law

The Company's board is classified pursuant to Article V, Section 2 of its certificate of incorporation. Under the General Corporation Law of the State of Delaware (the "DGCL"), the certificate of incorporation can be amended only if the board first recommends and declares advisable the proposed amendment.[2] If sufficient stockholders approve the adoption of the amendment, then the Company must cause the amendment to be filed with the Delaware Secretary of State.[3] Only then will the amendment become effective.[4]

Delaware corporations may amend their certificates of incorporation to eliminate classified boards.[5] Although the Opinion assumes that the Proposal requires declassification of all classes immediately so that all directors are eligible for election at the next stockholder

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[1] *Kurz v. Holbrook*, 989 A.2d 140 (Del. Ch. 2010, *aff'd in part, rev'd in part sub nom., Crown EMAK Partners, LLC v. Kurz*, 992 A.2d 337 (Del. 2010).

[2] 8 *Del. C.* § 242(b).

[3] *Id.*

[4] 8 *Del. C.* § 103(d).

[5] *E.g., Roven v. Cotter*, 547 A.2d 603 (Del. Ch. 1988).

meeting, in fact there are many different means by which a corporation can declassify its board.[6] The Proposal does not mandate the language of the proposed amendment, the manner in which the board should be declassified or when the declassification should be complete. As discussed in more detail below, the Company could comply with the Proposal by "phasing" the declassification of its board so that no current director's term is cut short, and all directors are eligible for election once the declassification is complete.[7]

The Opinion does not take the position that this type of phased destaggering is impermissible under *Kurz*. Thus, the Proposal requests that the board take the steps required by the DGCL to take an action permitted by the DGCL. Nothing in Delaware law prohibits the stockholders from voting on a resolution asking the Board to take an action permitted by Delaware law.

II. The Request in the Proposal Could Be Implemented Consistently With *Kurz*

In the No Action Letter the Company assumes that implementing the request in the Proposal would require an amendment to the certificate of incorporation making all directors immediately eligible for election at the next stockholder meeting. That assumption, which is necessary to support the Company's argument, is incorrect.

The Proposal requests that the board take action to make all directors eligible for election annually at the First Director Election Meeting which is defined as "the first annual meeting of stockholders for the election of directors occurring after the elimination of the classification of the Board." As discussed above, the elimination of the classification of the Board can take place in phases such that the actual elimination of the classification does not occur until all directors' terms have expired. Under a phased declassification, at the annual meeting at which the term of the final class of directors elected for a three year term expires under the current classification system, all directors can be eligible for election.[8] Structuring the elimination of the classified board in this fashion would not end any director's term prematurely, which the Company argues, incorrectly as discussed below, violates the holding in *Kurz*.

The last clause of the Proposal, which states that all directors should be eligible for election "notwithstanding that any director may have been elected for a term that extends beyond the First Director Election Meeting" does not require making all directors eligible for election at

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[6] E.g., John Mark Zeberkewicz and Blake Rohrbacher, *Destaggering with Class: A Plan for Potential Targets in Troubled Times*, Deal Lawyers, Vol. 3, No. 6 (November-December 2009) ("*Destaggering with Class*") (discussing various methods to declassify boards).

[7] *Destaggering with Class*, at 2 (discussing traditional approach to destaggering boards over time "allowing each class of directors to serve until the end of their natural terms and destaggering the board completely only when all those terms have expired").

[8] *Id.* The phasing requires each class eligible for election under the classification system to be subject to election for only a one year term upon expiration of its "classified" term so that by the third election all directors are subject to election for one year terms.

the next annual meeting of stockholders. That phrase encourages, but does not require, that the Company make all directors immediately eligible for election at the next annual meeting. The Company can comply with the Proposal by phasing the declassification without running afoul of the final clause of the Proposal.

III. The Court of Chancery's Holding in *Kurz* Does Not Prohibit The Action Requested in the Proposal

Even if the Proposal could be implemented only by making all directors eligible for election at the next annual meeting, the Proposal is not inconsistent with Delaware law. In the portion of *Kurz* relied on by the Company, the Court of Chancery analyzed the validity of a bylaw amendment proposed by insurgent stockholders that purported to reduce the size of the board of directors from five members to three. The proponents of the bylaw, who could not vote their shares for the election or removal of directors, sought to effectively remove the directors as the bylaw amendment, if valid, would result in two validly elected directors who no longer had seats. The Court of Chancery determined that the two possible consequences of seatless directors – that their terms would end or that they would serve until their terms were ended by statutorily recognized means – were inconsistent with Delaware law, thus making the bylaw invalid.

The Court of Chancery held that Section 141(b) of the DGCL recognizes only three procedural means by which a term of a sitting director can be brought to a close: (1) a director's successor is elected and qualified, (2) resignation of a director, and (3) a director's removal. The reduced size of the board would result in the termination of the director's term immediately and in a manner not contemplated by Section 141(b).[9] Therefore, the bylaw was invalid for that reason.

The Company argues that the Proposal cannot be implemented because if all directors were made eligible for election immediately, certain classes of directors would have their terms reduced to less than three years in a manner not recognized by Section 141(b). This argument, however, misstates the effect of the Proposal. The Proposal does not contemplate ending immediately the term of the directors in a manner not contemplated by Section 141(b). If the Company adopted the proposal and made all of its directors eligible for election at the next annual meeting, the directors would continue to serve until the next annual meeting. At that meeting, their successors would be elected and qualified. Thus, their terms would end pursuant to a procedure recognized by Section 141(b).

This result is consistent with the well-settled rule that directors do not have a vested right to serve their entire terms. In *Roven v. Cotter*,[10] a director challenged an amendment to the certificate of incorporation to declassify the board and a request for the stockholders to remove

[9] *Kurz*, 989 A.2d at 157-158.

[10] 547 A.2d 603 (Del. Ch. 1988).

the current directors of the corporation if and when the stockholders approved the amendment to the certificate of incorporation.[11] The director argued that once elected to a three year term on a classified board, he had a vested right to serve the entire term, regardless of any later amendments to the certificate of incorporation or bylaws.[12]

The Court of Chancery disagreed. The Court held, among other things, that as a matter of Delaware law, a director is charged with the knowledge that the certificate of incorporation and bylaws could be changed at any time.[13] The plain language of the bylaws and certificate of incorporation stated that either document could be amended at any time. Moreover, under Section 141(k) a director of a classified board could be removed for cause at any time. Thus, there could be no expectation that a director would be entitled to serve his entire term. The Court concluded that "directors of a Delaware corporation in general ... have no vested right to hold office in defiance of a properly expressed will of the majority."[14]

So too here. The directors of the Company were on notice that the certificate of incorporation could be amended to eliminate the classified board. They also were on notice that they could be removed for cause. They cannot now argue that they believed they would be entitled to serve their entire term without the possibility of amendment to the certificate of incorporation or removal by the stockholders.

Moreover, there is no public policy reason why directors cannot propose for adoption a certificate amendment that would shorten certain of the director's terms. It does not permit directors to remove other directors unilaterally. Declassifying a board does not remove a director and, in all events, the stockholders must act for the amendment to take effect. Also, the DGCL recognizes that the certificate of incorporation can be amended in a manner adverse to stockholders, such as amending the certificate of incorporation to eliminate the right of stockholders to receive accrued but undeclared dividends.[15] If the certificate of incorporation can be amended so as to eliminate a property right of the equitable owners of the corporation, it makes no sense that directors, who are supposed to act as stewards for the benefit of the equitable owners, would have an inherent right to continue to serve as a director against the will of the majority.

The Company's argument that an amendment to the certificate eliminating the classified board would subvert the stockholder vote required for removal misrepresents the effect of the Proposal. The Company appears to admit that the corporation could adopt properly an

[11] *Id.* at 604.

[12] *Id.* at 606.

[13] *Id.* at 608.

[14] *Id.* at 609; *see also Chesapeake Corp. v. Shore*, 771 A.2d 293, 345-47 (Del. Ch. 2000) (rejecting argument that directors had vested right to serve full terms pursuant to bylaw classifying board).

[15] 8 *Del. C.* § 242(a)(4).

amendment to the certificate of incorporation by a majority vote.[16] The Opinion argues that because the Company has cumulative voting, elimination of the classified board would permit removal of the directors by a majority vote instead of by cumulative voting rules. As discussed above, however, elimination of the classified boards does not end immediately the term of any director or otherwise cause a director to be "removed." All directors would serve until the next annual meeting at which time, and pursuant to the Company's cumulative voting rules, they could be re-elected or their successors are elected and qualified. Even if the Proposal is adopted and implemented immediately, the directors would not be "removed" by less than the cumulative voting rules applicable to director elections at the Company.

* * *

Finally, in the Opinion the Company argues that the Proposal is improper because it does not contemplate resignation of directors or removal of any directors. For the reasons discussed above, the Proposal need not do so, as the Proposal could be implemented in phases, thereby avoiding the shortening of any term, or, if implemented immediately, would make all directors subject to election in a manner consistent with Delaware law. The Proposal does not require the board to ask directors to resign or ask other stockholders to remove directors to be compliant with its terms. The argument that there is no qualification provision effective at the 2017 annual meeting that could disqualify any directors from office is a red herring. The Proposal does not suggest qualifications to disqualify directors. The Proposal simply requests that the Board take action as permitted by Delaware law to declassify its board of directors.

For the foregoing reasons, it is our opinion that the Proposal would not violate Delaware law, or, at a minimum, could be implemented consistently with the Company's position. Accordingly, the Company has the power and authority to implement the Proposal.

Yours truly,



[16] *See* Opinion at 5, n.14.



SHARTSIS FRIESE LLP

December 20,2016

DELIVERED BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Stockholder Proposal submitted by Iron Compass LLC and Stockholder Proposal submitted by Iron Compass Partners, LP for inclusion in the 2017 Proxy Statement of Simpson Manufacturing Co., Inc.

Ladies and Gentlemen:

Our client, Simpson Manufacturing Co., Inc. (the "Company"), has received a stockholder proposal and supporting statement (the "First Proposal") from Iron Compass LLC ("Proponent One") and a stockholder proposal and supporting statement (the "Second Proposal") from Iron Compass Partners, LP ("Proponent Two"). On behalf of our client, we hereby notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude the First Proposal and the Second Proposal (collectively, the "Proposals") from its proxy materials for its 2017 annual meeting of stockholders (the "2017 Proxy Materials") for the reasons set forth below. The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposals from its 2017 Proxy Materials.

Pursuant to Staff Legal Bulletin No. 14D (CF) (Nov. 7, 2008), this letter and its exhibits are being submitted to the Commission via e-mail to shareholderproposals@sec.gov and in lieu of providing six additional copies of this submission pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company intends to file its definitive 2017 Proxy Materials with the Commission on or about March 20, 2017. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted to the Commission not later than 80 calendar days before the Company intends to file its 2017 Proxy Materials.

In addition, in accordance with Rule 14a-8(j), a copy of this submission is being sent by FedEx to each of Proponent One and Proponent Two (collectively, "Proponents") and being emailed to their representative at marc.weingarten@srz.com, informing them of the Company's intention to exclude the Proposals from the 2017 Proxy Materials.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (CF) (Nov. 7, 2008) provide that a stockholder proponent is required to send the company a copy of any correspondence which the proponent elects to submit to the Commission or the Staff. Accordingly, we hereby inform Proponents and their representative that the Company and the undersigned should receive a concurrent copy of any additional correspondence submitted to the Commission or the Staff relating to the Proposals.

THE STOCKHOLDER PROPOSAL

The stockholder resolution part of each of the two Proposals reads as follows (a copy of the full text of the First Proposal and a copy of the full text of the Second Proposal are attached as Exhibit A and Exhibit B to this letter, respectively):

"PROPOSAL

RESOLVED, that stockholders of Simpson Manufacturing Co., Inc. (the "Company") request that the Board of Directors of the Company (the "Board") take all necessary steps (other than any steps that must be taken by stockholders) to eliminate the classification of the Board and to require that all directors elected by the stockholders be elected on an annual basis commencing with the first annual meeting of stockholders for the election of directors occurring after the elimination of the classification of the Board (the "First Director Election Meeting"), notwithstanding that any director may have been elected for a term that extends beyond the First Director Election Meeting."

BACKGROUND

We understand that the First Proposal dated November 4, 2016 from Proponent One was received by FedEx at the Company's executive offices on November 7, 2016. A representative of Proponent One sent an electronic copy of the First Proposal to the Company's Chief Financial Officer. The First Proposal included a letter from Huntington National Bank ("Huntington") dated November 4, 2016 (the "First Huntington Letter"), stating that Huntington has continuously held a minimum of $2,000 in market value of the Company, on behalf of Proponent Two, since June 30, 2015. The First Huntington Letter is attached hereto as Exhibit C. The First Huntington Letter does not indicate that Huntington held any shares of the Company's common stock in accounts owned by Proponent One.

On November 21, 2016, the Company sent a letter (the "Deficiency Letter") to Proponent One by FedEx and to Proponent One's representative by email notifying Proponent One of the need to provide proof of Proponent One's ownership of the requisite amount of the Company's common stock for the required period. A copy of the Deficiency Letter is attached hereto as Exhibit D.

The Second Proposal dated November 28, 2016 from Proponent Two was sent to the Company's Chief Financial Officer by email on the same date. The Second Proposal included a second letter from Huntington dated November 28, 2016 (the "Second Huntington Letter"). The Second Huntington Letter stated that Huntington has continuously held a minimum of $2,000 in market value of the Company's common stock, on behalf of Proponent Two, since June 30,

2015. A copy of the Second Huntington Letter is attached hereto as Exhibit E. Again, the Second Huntington Letter refers to Proponent Two's, not Proponent One's, ownership interest in the Company.

On November 28, 2016, Proponent One's representative also sent a letter by email to the Company's Chief Financial Officer regarding the First Proposal (the "Response"), asserting that the First Proposal was not deficient under Rule 14a-8(b)(2)(i). A copy of the Response is attached hereto as Exhibit F.

GROUNDS FOR EXCLUSION

We request that the Staff concur that the Company may exclude the Proposals pursuant to the following procedural and substantive grounds:

- Rule 14a-8(b), Rule 14a-8(e) and Rule 14a-8(f) because Proponent One failed to demonstrate that it was eligible to submit the First Proposal and Proponent Two failed to submit the Second Proposal before the required deadline;
- Rule 14a-8(i)(2) because the Proposals would require the Company to violate Delaware law;
- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposals; and
- Rule 14a-8(i)(8) because the Proposals impermissibly require removal of directors.

Procedural Grounds for Exclusion

The First Proposal was procedurally defective under Rule 14a-8(b) because Proponent One had not continuously owned the requisite amount of the Company's common stock for one year by the date it submitted the First Proposal and did not possess an economic interest in the Company's common stock owned by Proponent Two. This defect cannot be remedied and therefore, the First Proposal may be excluded under Rule 14a-8(f). Proponent One purported to make the First Proposal based on Proponent Two's ownership of the Company's common stock but failed to demonstrate that it was acting on behalf of Proponent Two or with Proponent Two's authorization, nor did it provide a satisfactory statement of Proponent Two's intention to hold the Company's common stock through the date of the 2017 Annual Meeting. As of the date of this letter, such deficiency has not been remedied and therefore, may no longer be cured under Rule 14a-8(e). The Second Proposal was submitted by Proponent Two after the 120-day deadline for submitting stockholder proposals under Rule 14a-8(e), which deficiency cannot be remedied, and therefore, the Second Proposal may be excluded under Rule 14a-8(f). If the Second Proposal was in fact submitted to revise the First Proposal, then the Second Proposal effectively withdrew the First Proposal and the Company is entitled to reject late revisions under Rule 14a-8(e).

Accordingly, as discussed in more detail below, the Company intends to exclude both Proposals pursuant to Rule 14a-8(f).

Substantive Grounds for Exclusion

The Company is incorporated under the laws of the State of Delaware. Pursuant to (i) Article V, Section 2, of the Company's Certificate of Incorporation (the "Charter")[1] and (ii) Article III, Section 4, of the Company's Amended and Restated Bylaws (the "Bylaws"),[2] the Company's board of directors (the "Board") is divided into three classes. One class of directors is elected at each annual meeting of stockholders of the Company (each, an "Annual Meeting"). The term of each director elected at an Annual Meeting expires at the third succeeding Annual Meeting after such election. Two directors elected at the 2015 Annual Meeting are currently serving terms that will expire at the 2018 Annual Meeting and three directors elected at the 2016 Annual Meeting are currently serving terms that will expire at the 2019 Annual Meeting. At the upcoming 2017 Annual Meeting, stockholders of the Company will be asked to elect up to three directors to serve terms that will expire at the 2020 Annual Meeting.

The Proposals would have the Board require that all directors elected by the stockholders be elected on an annual basis commencing with the first annual meeting of stockholders for the election of directors occurring after the elimination of the classification of the Board (the "First Director Election Meeting"), notwithstanding that any director may have been elected for a term that extends beyond the First Director Election Meeting.

Because the Board is classified by the Charter, it is not possible under Delaware law for the Board to eliminate the classification of the Board without a vote by stockholders of the Company to amend the Charter. If:

- the stockholders were to support the stockholder proposal to declassify the Board at the 2017 Annual Meeting,
- a proposal were to be submitted by the Board to the stockholders of the Company at any of the subsequent Annual Meetings to amend the Charter (*e.g.*, the 2018 Annual Meeting), and
- that proposal were to be approved by the stockholders of the Company with the requisite vote to amend the Charter at the Annual Meeting,

then the Charter amendment will be effective[3] and the elimination of the classification of the Board will be achieved at such Annual Meeting (the "Board Declassification Meeting").

Accordingly, the First Director Election Meeting will be the next Annual Meeting after the Board Declassification Meeting (*e.g.*, the 2019 Annual Meeting, if the Board Declassification Meeting is the 2018 Annual Meeting). According to the Proposals, all members of the Board will then be required to be up for election at the First Director Election Meeting. As discussed in more detail below, it will be contrary to Delaware law and beyond the power of the Board to truncate the terms of those directors then duly elected for three-year terms at the Board Declassification Meeting (*e.g.*, for those directors elected at the 2018 Annual Meeting, whose

[1] The Charter was filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.
[2] The Bylaws were filed as Exhibit 3.2 to the Company's Current Report on Form 8-K filed on October 25, 2016.
[3] If also filed with the Delaware Secretary of State at the 2018 Annual Meeting.

terms will not expire until the 2020 Annual Meeting) by the First Director Election Meeting (*e.g.*, the 2019 Annual Meeting).

Even if the Board were to submit a proposal to amend the Charter along with the stockholder proposal to declassify the Board at the 2017 Annual Meeting, the elimination of Board classification will be achieved at the 2017 Annual Meeting (which meeting will then become the Board Declassification Meeting). Accordingly, the First Director Election Meeting will then be the 2018 Annual Meeting. Again, the Board will not be able, by the 2018 Annual Meeting, to remove from office those directors duly elected for three-year terms at the 2016 Annual Meeting or at the 2017 Annual Meeting.

The Proposals acknowledge this effect in their "notwithstanding" language: "notwithstanding that any director may have been elected for a term that extends beyond the First Director Election Meeting." Thus, the Proposals specifically require the removal of directors from office before their terms expire.

Because the Proposals would not be legally permissible or possible for the Board to accomplish under Delaware law and would impermissibly remove directors, as discussed in more detail below, the Company intends to rely on Rule 14a-8(i) to exclude both Proposals.

ANALYSIS

I. The First Proposal Is Procedurally Deficient Under Rule 14a-8(b).

Rule 14a-8(f) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b). Rule 14a-8(b)(1) provides that to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the stockholder submits the proposal.

A. Proponent One Does Not Demonstrate That It Had Continuously Held the Requisite Amount of Securities for the Required Period.

Based on the Company's review of its records, Proponent One had not been a registered holder of shares of the Company's common stock for at least one year by the date Proponent One submitted the First Proposal.

Staff Legal Bulletin No. 14 (CF) (Jul. 13, 2001) provides that when the stockholder is not, for the required period, the registered holder of a sufficient number of the company's securities entitled to be voted on the proposal at the meeting of the company's stockholders, the stockholder is responsible for proving his or her eligibility to submit a proposal to the company, by one of the two ways provided under Rule 14a-8(b)(2). Pursuant to that rule, a stockholder can submit to the company a written statement from the record holder of its securities (usually a broker or bank) verifying that, at the time the stockholder submitted its proposal, it continuously held the securities for at least one year. (The second way to prove ownership, by making use of Section 13(d) or Section 16 filings, is not applicable to this situation.)

The First Huntington Letter does not even suggest that Proponent One has continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least one year by the date of the First Proposal. The First Huntington Letter refers only to Proponent Two's ownership of the Company's common stock.

B. Proponent One Fails to Show That It has an Economic Interest in the Company's Common Stock Owned by Proponent Two, That It Was Authorized By Proponent Two to Submit the First Proposal or That It Was Acting on Behalf of Proponent Two.

The Staff has made clear that, to be a stockholder who has continuously held the requisite amount of securities to be eligible to submit a proposal, a person must have an economic interest in the securities that provide the basis for eligibility. The Staff has explained that the purpose of this requirement is to ensure that the proponent has an "economic stake or investment interest in the corporation." *See* Exchange Act Release No. 34-20091 (Aug. 16, 1983). Accordingly, the Staff has permitted exclusion of proposals submitted by investment advisers who based their eligibility on securities held in client accounts of which the advisers were beneficial owner for purposes of Section 13(d) of the Exchange Act but in which the advisers had no economic stake. *See Chesapeake Energy Corporation* (Apr. 13, 2010); and *The Western Union Company* (Mar. 4, 2010). In these letters, the Staff rejected the investment advisers' argument that they met the eligibility requirement of Rule 14a-8(b) by beneficially owning securities consistent with Section 13(d) of the Exchange Act. In each case, the Staff concurred that a proposal submitted by the investment adviser was excludable under Rule 14a-8(f) because the adviser "had no economic stake or investment interest in the company by virtue of the shares held in its clients' accounts."

In the First Proposal, Proponent One attempted to base its own stockholder proposal on Proponent Two's ownership interest in the Company. Proponent One failed, however, to make any showing that it had a sufficient economic interest in the Company's common stock (owned by and held in the name of Proponent Two) for the required period to establish that Proponent One itself is a "stockholder" eligible to submit the First Proposal to the Company.

The Staff has also permitted exclusion under Rule 14a-8(b) of proposals submitted by investment advisers in the absence of proof that they were authorized to submit proposals on behalf of their clients. *See Chesapeake Energy Corporation* (Apr. 13, 2010); *Western Union Company* (Mar. 4, 2010); and *Western Union Company* (Mar. 4, 2008).

An investment adviser has been permitted to submit proposals on behalf of its clients, when the adviser provided evidence to demonstrate that its clients delegated to it the authority to submit proposals on their behalf. *See Smithfield Foods, Inc.* (Jun. 24, 2010). An investment adviser has also been permitted to submit a proposal on behalf of a client when the proposal represented that the adviser was authorized by its clients to bring the proposal (*see Baker Hughes Incorporated* (Feb. 22, 2016)) or when the proposal stated that the adviser was acting on behalf of its clients (*see Hanesbrands Inc.* (January 13, 2012)). The investment advisers in *Baker Hughes* and *Hanesbrands*, however, made clear that they were not submitting the proposals on the basis that they themselves were beneficial owners.

Unlike the proposal in *Smithfield Foods*, *Baker Hughes* or *Hanesbrands*, the First Proposal contains no evidence, representation or statement that Proponent One was authorized by Proponent Two to bring the First Proposal or that Proponent One was acting on behalf of Proponent Two. In fact, the First Proposal states, "[t]his letter shall serve as notice to the Company as to [Proponent One]'s timely submittal of a shareholder proposal…." The Response also states that the First Huntington Letter was provided to verify Proponent One's beneficial ownership. This statement further indicates that, unlike the investment advisers in *Baker Hughes* and *Hanesbrands*, but just like the investment advisers in *Chesapeake Energy* and *The Western Union*, Proponent One submitted the First Proposal in its own right, based only on its beneficial ownership of the Company's common stock owned by and held in the name of its client, not on behalf of the client or with the client's authorization.

C. Proponent One Failed to Provide a Satisfactory Written Statement of Proponent Two's Intention

Rule 14a-8(b)(2)(ii) requires that the proposing stockholder must provide its *own* written statement that it intends to continue to hold the securities through the date of the meeting of stockholders. The Staff has permitted exclusion of a proposal submitted by an investment adviser on behalf of client investment funds where the investment adviser rather than the funds provided a written statement of intention to hold company securities through the date of the stockholders' meeting. *See Energen Corporation* (Feb. 22, 2011). In *Energen*, the Staff reasoned that although the investment adviser may have been authorized to act and speak on behalf of the stockholders, it provided a statement of its own intentions and not of the stockholders' intentions. Just like the investment adviser in *Energen,* Proponent One stated its own intention and did not convey the intention of Proponent Two to continue to hold the requisite securities through the date of the 2017 Annual Meeting. Because the First Proposal contained no statement that Proponent One was acting or speaking on behalf of Proponent Two, by merely stating that "[w]e intend to continue to hold the shares referenced through the date of the Meeting," the First Proposal did not contain any information from which the Company could ascertain whose intention it was to hold the Company's common stock.

Because Proponent One is not a stockholder eligible to submit the First Proposal in its own right, did not submit the First Proposal on behalf of its client or with its client's authorization and failed to convey its client's own intention to hold the Company's common stock for the required period, the First Proposal was not submitted by or on behalf of a stockholder who met the eligibility requirements of Rule 14a-8(b).

II. The Company Is Entitled to Exclude Both Proposals Under Rule 14a-8(e).

The Second Proposal was submitted by Proponent Two after the 120-day deadline for receiving stockholder proposals. As stated in the Company's 2016 proxy statement, stockholder proposals for inclusion in the Company's proxy materials relating to the 2017 Annual Meeting were required to be received by the Company not later than November 10, 2016. The Second Proposal was received by the Company after that date. Therefore, under Rule 14a-8(e), the Company is entitled to exclude the Second Proposal from its 2017 Proxy Materials.

As discussed above, the First Proposal was not capable of being remedied because Proponent One had not continuously owned the requisite amount of the Company's common stock for one year by the date it submitted the First Proposal and did not have an economic interest in the Company's common stock owned by Proponent Two.

Even if the First Proposal had been capable of being remedied, the Second Proposal did not do so. The Second Proposal came from a different proponent and did not provide any statement, representation or evidence with respect to the First Proposal, including whether Proponent One was authorized by Proponent Two to submit the First Proposal or that Proponent One was acting on behalf of Proponent Two. The Response simply repeated the erroneous argument that Proponent One, as an investment manager for Proponent Two, beneficially owns the securities held by Proponent Two and, therefore, qualifies as a "stockholder" entitled to submit a proposal in its own right.

In addition, assuming the Second Proposal was intended to revise the First Proposal, it effectively withdrew the First Proposal and the Company nevertheless is entitled to exclude the Second Proposal pursuant to Rule 14a-8(e). Staff Legal Bulletin No. 14 (CF) (Oct.18, 2011) provides that by submitting a revised proposal, the stockholder has effectively withdrawn the initial proposal and if, a stockholder submits a revised proposal after the 120-day deadline for receiving stockholder proposals, a company is not required to accept the revisions and may cite Rule 14a-8(e) as the reason of exclusion. *See Community Health System, Inc.* (Mar. 7, 2014); and *National Technology Systems, Inc*. (Sept. 4, 2012). Because the Second Proposal was submitted after the 120-day deadline, the Proposals cannot be further remedied through revisions under Rule 14a-8(e) and Rule 14a-8(f). *See Starwood Hotels & Resorts Worldwide, Inc.* (Mar. 21, 2013). Pursuant to Staff Legal Bulletin No. 14 (CF) (Oct. 18, 2011), this letter constitutes a notice of the Company's intention to exclude both Proposals in compliance with Rule 14a-8(j).

III. The Company Is Entitled to Exclude Both Proposals Under Rule 14a-8(i).

Because the Proposals require the Board to prevent elected directors from completing the full terms for which they were duly elected, in addition to procedural grounds discussed above, the Company intends to exclude the Proposals from the 2017 Proxy Materials for the following reasons:

- Rule l4a-8(i)(2) - The Proposals, if implemented, would cause the Company to violate Delaware law.
- Rule 14a-8(i)(6) - The Company lacks the power or authority to implement the Proposals.
- Rule 14a-8(i)(8) - The Proposals impermissibly require removal of directors.

A. The Proposals May Be Excluded Because Their implementation Would Cause the Company to violate Delaware Law.

A stockholder proposal may be excluded under Rule 14a-8(i)(2) if its implementation would cause a company to violate any state law to which it is subject. As a Delaware corporation, the Company is subject to Delaware law.

Pursuant to the Charter and the Bylaws, the Board is divided into three classes. One class of directors is elected at each Annual Meeting. Each director is elected for a three-year term with each director's full term expiring at the third succeeding Annual Meeting after such election. For example, the Company's directors elected at the 2016 Annual Meeting must serve their three-year terms until the 2019 Annual Meeting and the Company's directors elected at the 2017 Annual Meeting must serve their three-year terms until the 2020 Annual Meeting. Accordingly, the Company's directors elected at the Board Declassification Meeting must serve their three-year terms until the third succeeding Annual Meeting.

As noted above, the Proposals purport to have the Board require that, commencing no later than the First Director Election Meeting, all directors stand for election annually.

To fully implement the Proposals (including their "notwithstanding" language) and provide for the election of all directors to one-year terms at the First Director Election Meeting (*e.g.*, the 2019 Annual Meeting, if the Board Declassification Meeting is the 2018 Annual Meeting; or the 2018 Annual Meeting, if the Board Declassification Meeting is the 2017 Annual Meeting), the Company would need somehow to terminate the three-year terms of the directors elected at the Board Declassification Meeting and/or the previous Annual Meeting (*e.g.*, the 2017 Annual Meeting and/or the 2016 Annual Meeting) and reduce their terms from three years to either two years or one year. Such an action would violate Delaware law.

A legal opinion of Morris, Nichols, Arsht & Tunnell LLP confirming that the Proposals, if implemented, would cause the Company to violate Delaware law, is attached hereto as Exhibit G (the "Delaware Legal Opinion").

A director of a Delaware corporation cannot be unseated by the election of a successor until the annual meeting at which his or her current term is scheduled to expire. *See Kurz vs. Holbrook*, 989 A.2d 140 (Del. Ch. 2010), aff'd in part, *Crown EMAK Partners, LLC vs. Kurz*, 992 A.2d 377 (Del. 2010). As discussed above, the Proposals do not allow the directors elected at the Board Declassification Meeting to serve their full three-year terms expiring at the third succeeding Annual Meeting. Accordingly, the Proposals do not contemplate an orderly succession of directors, but instead, arbitrarily require the Board to cut short their elected terms.

Under Delaware law, directors may not be removed from their office by other directors. *See Dillon vs. Berg*, 326 F. Supp. 1214 (D. Del. 1971), aff'd 453 F.2d. 876 (3d Cir. 1971). In addition, a Delaware corporation may reduce the terms of its directors who were validly elected by stockholders to full three-year terms only by means that are permitted under Delaware law. *See* Sections 141(d) and 141(k) of the Delaware General Corporation Law; and *Kurz vs. Holbrook*, supra. In the *Kurz* case, the Delaware Court of Chancery invalidated a bylaw that would prematurely end certain directors' terms by reducing the size of the board and held that when a director is elected to a term of office, he or she is entitled to complete the remainder of that term unless the director (i) resigns, (ii) is removed from office by stockholders or (iii) is disqualified from continuing to hold office for failure to satisfy a qualification provision in place when the director was elected.

Because the Board does not have the ability to remove any of its constituents, removal, resignation and disqualification are the three exclusive methods to unseat a director of the

Company from the three-year term to which he or she will be elected at the Board Declassification Meeting. None of such methods is consistent with the Proposals.

First, every director owes the Company and its stockholders a fiduciary duty to determine whether resigning from the Board will advance the best interests of the Company and its stockholders. Therefore, resignation is each individual director's personal responsibility and the Board does not have the power to require any director to resign from his or her office.

Second, to effect a director's removal, the Company's stockholders must approve a formal proposal to remove such director from his or her current term of office with the requisite vote. However, as discussed below, the Board is not required to submit such a proposal at any Annual Meeting pursuant to Rule 14a-8(i)(8). Therefore, no director will be removed from office by the Company's stockholders before or at the First Director Election Meeting.

Third, the Charter and the Bylaws never had a director-qualification provision. The Proposals do not propose to add such a provision to the Charter or the Bylaws. As explained in the Delaware Legal Opinion, any charter or bylaw amendment purporting to unseat a director from office in connection with eliminating the classified board would not be a valid director-qualification provision under Delaware law. Therefore, no director-qualification provision will be in effect before or at the Board Declassification Meeting. Accordingly, directors elected before or at the Board Declassification Meeting are not subject to any qualification provision.

By urging the Board to cut short directors' terms, the Proposals' goal is to unseat directors of the Company without proper resignation, removal or disqualification, in violation of Delaware law.

Finally, although the Proposals "request" the Company to eliminate the classification of the Board by reducing directors' terms, a precatory proposal is excludable if the action called for by the proposal would violate state law. *See Ball Corp.* (Jan. 25, 2010) (finding a basis of exclusion, pursuant to Rule 14a8(i)(2) and Rule 14a-8(i)(6), of a proposal requesting that the company, in conflict with Indiana law, take the steps necessary to declassify its board of directors); *MeadWestvaco Corp.* (Feb. 27, 2005); and *RadioShack Corp.* (Feb. 28, 2005).

For the reasons set forth above and provided in the Delaware Legal Opinion, the Company intends to exclude the Proposals under Rule 14a-8(i)(2) because the implementation of the Proposals cannot be accomplished without violating Delaware law.

B. The Proposals May Be Excluded Because the Company Lacks the Power or Authority to Implement them.

A stockholder proposal may be excluded under Rule 14a-8(i)(6) if the company would lack the power or authority to implement the proposal. As the Staff has held on numerous occasions, Rule 14a-8(i)(6) applies to a stockholder proposal that, if adopted by the company's stockholders, would cause the company to violate applicable state law. *See Noble Corporation* (Jan. 19, 2007); *SBC Communications Inc.* (Jan. 11,2004); and *Xerox Corp.* (Feb. 23, 2004). As discussed above and noted in the Delaware Legal Opinion, it would be beyond the power and authority of the Board to achieve what the Proposals request: having all directors stand for elections annually commencing no later than the 2017 or 2018 Annual Meeting. Because the Company lacks the power or authority to implement the Proposals, the Company intends to exclude the Proposals pursuant to Rule 14a-8(i)(6).

C. The Proposals May Be Excluded Because They Impermissibly Require Removal of Directors.

A stockholder proposal may be excluded under Rule 14a-8(i)(8) if it would remove a director from office before his or her term expires. It has been a long-standing position of the Staff that a stockholder proposal that has the purpose, or that could have the effect, of prematurely removing a director from office before his or her term expires is excludable. *See Royal Caribbean Cruises Ltd.* (Mar, 9, 2009); *Fisher Communications*, *Inc.* (Feb. 12,2009); *Dollar Trees Stores Inc.* (Mar. 7, 2008); *Hilb Rogal & Company* (Mar. 3, 2008); *Peabody Energy Corporation* (Mar. 4, 2005); and *FirstEnergy Corp* (Mar. 17, 2003).

In Exchange Act Release No. 56914 (Dec. 6, 2007), note 56, the Commission noted several examples of stockholder proposals that the Staff considered excludable under Rule 14a-8(i)(8), including proposals that could have the effect of, or that propose a procedure that could have the effect of, removing a director from office before his or her term expires.

Here, the Proposals would have the Board require that all directors elected by the stockholders be elected on an annual basis commencing with the First Director Election Meeting, "*notwithstanding that any director may have been elected for a term that extends beyond the First Director Election Meeting*." Accordingly, the Proposals would specifically require removing one or more directors from office even if they have been elected for terms beyond the time prescribed in the Proposals and preventing them from completing their full elected terms.

As described in above, the implementation of the Proposals would necessarily mean that some of the Company's directors would be prematurely removed from office. Accordingly, the Company intends to exclude the Proposals pursuant to Rule 14a-8(i)(8).

CONCLUSION

For the foregoing reasons, the Company respectfully requests that the Staff concur with the Company's view that it may exclude both Proposals from the 2017 Proxy Materials pursuant to any of (i) Rule 14a-8(b), Rule 14a-8(e) and Rule 14a-8(f) because Proponent One failed to demonstrate that it is eligible to submit the First Proposal and Proponent Two failed to timely submit the Second Proposal, (ii) Rule 14a-8(i)(2) because the Proposals, if implemented, would cause the Company to violate Delaware law; (iii) Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposals; and (iv) Rule 14a-8(i)(8) because, if implemented, the Proposals would remove some of the Company's directors from office before their terms expire.

If you have any questions or require additional information, please contact the undersigned by telephone at 415-773-7243 or by email at rrussell@sflaw.com. If the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter.

Very truly yours,



P. Rupert Russell

cc: Matthew Kupersmith (via FedEx)
Iron Compass LLC
(in its own capacity and as an investment manager of Iron Compass Partners, LP)
22 Thorndal Circle
Darien, CT 06820

Marc Weingarten, Esq. (via email)
Schulte Roth & Zabel LLP

Mr. Brian Magstadt
Chief Financial Officer, Treasurer and Secretary of Simpson Manufacturing Co., Inc.

Mr. Jeffrey E. Mackenzie
Vice President of Simpson Manufacturing Co., Inc.

Ellyn T. Roberts, Esq.
Shartsis Friese LLP

Jiang Bian, Esq.
Shartsis Friese LLP

EXHIBIT A

(The First Proposal and Related Correspondence)


IRONCOMPASS

November 4, 2016

VIA EMAIL and FEDERAL EXPRESS

Simpson Manufacturing Co., Inc.
Attn: Mr. Brian J. Magstadt
Secretary of the Board
5956 W. Las Positas Blvd.
Pleasanton, CA 94588

Re: Simpson Manufacturing Co., Inc. (the "Company")

Dear Mr. Magstadt:

Iron Compass LLC ("Iron Compass") is investment manager to Iron Compass Partners, LP (the "Partnership"), which is the beneficial owner of approximately 121,577 shares of common stock, par value $0.01 per share (the "Common Stock"), of the Company, or approximately 0.25% of the outstanding shares.

This letter shall serve as notice to the Company as to Iron Compass's timely submittal of a shareholder proposal pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for presentation to the Company's stockholders at the Company's next annual stockholders' meeting anticipated to be held in April 2017, or any postponement or adjournment or special meeting held in lieu thereof (the "Meeting").

Iron Compass's Rule 14a-8 proposal (the "Proposal") is as follows:

PROPOSAL

RESOLVED, that stockholders of Simpson Manufacturing Co., Inc. (the "Company") request that the Board of Directors of the Company (the "Board") take all necessary steps (other than any steps that must be taken by stockholders) to eliminate the classification of the Board and to require that all directors elected by the stockholders be elected on an annual basis commencing with the first annual meeting of stockholders for the election of directors occurring after the elimination of the classification of the Board (the "First Director Election Meeting"), notwithstanding that any director may have been elected for a term that extends beyond the First Director Election Meeting.

SUPPORTING STATEMENT

Corporate Governance

We believe the annual election of all directors encourages board accountability to its stockholders and that directors perform better when held accountable for their actions. This view is shared by most stockholders and institutional investors, who believe it to be the standard for corporate governance best practices. The vast majority of companies in the S&P 500 and Russell 1000 indexes elect all board members annually, with only approximately 10.5% and 25%, respectively, of companies retaining classified boards.

Currently, the Board is divided into three classes serving staggered three-year terms. A classified board protects a board's incumbents and leads to entrenchment, which can limit accountability to stockholders and make the board less responsive to stockholder concerns.

We are committed to improving the corporate governance of the Company for the benefit of all stockholders. Declassification of the Board is a positive step which will allow for more productive stockholder engagement and will help the Company optimize stockholder value.

Accountability and Performance

The Company's performance has been disappointing over the past several years, due in part to capital allocation decisions that have resulted in deteriorated return on equity and business line extensions that have involved excessive overhead spending and that represent a drag on profitability. After a decade of underperformance, the Company's strategy must be reevaluated. We believe the Board has failed to take proactive steps to address the Company's poor performance and misaligned executive compensation practices.

We believe that the Company's changes regarding capital allocation, corporate governance and executive compensation, which were announced in the latter half of 2016 only after we published a letter that we sent to the Board, represent very modest measures that do not sufficiently address the Company's greater problems. Furthermore, these changes will be implemented over an unnecessarily long time frame. Perhaps the best example is the newly enacted 15-year outside director term limit, which specifically does not apply to any current directors. In total, we believe that the announcements aim to mute criticism while further preserving the current Board composition.

For a greater voice in the Company's corporate governance and to increase the accountability of the Board to stockholders, we urge you to vote "**FOR**" this proposal.

END OF PROPOSAL

We began purchasing the Common Stock as early as June 2015. As is required by Rule 14a-8 of the Securities Exchange Act of 1934, attached is a letter from Huntington National Bank verifying that the Partnership referenced therein continuously and beneficially owned shares having a market value of $2,000 or more for at least one year prior to the date of the submission of the above Proposal. We intend to continue to hold the shares referenced through the date of the Meeting.

Please notify us as soon as possible if you would like any further information or if you believe this notice is deficient in any way or if additional information is required so that Iron Compass may promptly provide it to you in order to cure any deficiency.

Thank you for your time and consideration.

Sincerely,



Matthew Kupersmith
Partner

cc: The Board of Directors of the Company
Marc Weingarten, Esq., Schulte Roth & Zabel LLP

From: Goldstein, Danny
Sent: Friday, November 4, 2016 2:17 PM
To: 'bmagstadt@strongtie.com'
Cc: Weingarten, Marc
Subject: Letter from Iron Compass LLC, dated November 4, 2016

Dear Mr. Magstadt,

The attached letter is being sent to you at Simpson Manufacturing Company, Inc.'s principal executive office via FedEx. As a courtesy, we are also sending this letter to you directly via e-mail.

Best regards,

Danny

Danny Goldstein
Associate
212.756.2246
danny.goldstein@srz.com

Schulte Roth & Zabel LLP
919 Third Avenue, New York, NY 10022
212.756.2000 | 212.593.5955 fax

> <Letter from Iron Compass LLC, dated November 4, 2016.pdf>

EXHIBIT B

(The Second Proposal and Related Correspondence)


IRONCOMPASS

November 28, 2016

VIA EMAIL and FEDERAL EXPRESS

Simpson Manufacturing Co., Inc.
Attn: Mr. Brian J. Magstadt
Secretary of the Board
5956 W. Las Positas Blvd.
Pleasanton, CA 94588

Re: Simpson Manufacturing Co., Inc. (the "Company")

Dear Mr. Magstadt:

Iron Compass Partners, LP (the "Iron Compass") is the beneficial owner of 121,577 shares of common stock, par value $0.01 per share (the "Common Stock"), of the Company, or approximately 0.25% of the outstanding shares.

This letter shall serve as notice to the Company as to Iron Compass's timely submittal of a shareholder proposal pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for presentation to the Company's stockholders at the Company's next annual stockholders' meeting anticipated to be held in April 2017, or any postponement or adjournment or special meeting held in lieu thereof (the "Meeting").

Iron Compass's Rule 14a-8 proposal (the "Proposal") is as follows:

PROPOSAL

> RESOLVED, that stockholders of Simpson Manufacturing Co., Inc. (the "Company") request that the Board of Directors of the Company (the "Board") take all necessary steps (other than any steps that must be taken by stockholders) to eliminate the classification of the Board and to require that all directors elected by the stockholders be elected on an annual basis commencing with the first annual meeting of stockholders for the election of directors occurring after the elimination of the classification of the Board (the "First Director Election Meeting"), notwithstanding that any director may have been elected for a term that extends beyond the First Director Election Meeting.

SUPPORTING STATEMENT

Corporate Governance

We believe the annual election of all directors encourages board accountability to its stockholders and that directors perform better when held accountable for their actions. This view is shared by most stockholders and institutional investors, who believe it to be the standard for corporate governance best practices. The vast majority of companies in the S&P 500 and Russell 1000 indexes elect all board members annually, with only approximately 10.5% and 25%, respectively, of companies retaining classified boards.

Currently, the Board is divided into three classes serving staggered three-year terms. A classified board protects the incumbents and leads to entrenchment, which can limit accountability to stockholders and make the board less responsive to stockholder concerns.

We are committed to improving the corporate governance of the Company for the benefit of all stockholders. Declassification of the Board is a positive step which will allow for more productive stockholder engagement and will help the Company optimize stockholder value.

Accountability and Performance

The Company's performance has been disappointing over the past several years, due in part to capital allocation decisions that have resulted in deteriorated return on equity and business line extensions that have involved excessive overhead spending and that represent a drag on profitability. After a decade of underperformance, the Company's strategy must be reevaluated. We believe the Board has failed to take proactive steps to address the Company's poor performance and misaligned executive compensation practices.

We believe that the Company's changes regarding capital allocation, corporate governance and executive compensation, which were announced in the latter half of 2016 only after we published a letter that we sent to the Board, represent very modest measures that do not sufficiently address the Company's greater problems. Furthermore, these changes will be implemented over an unnecessarily long time frame. Perhaps the best example is the newly enacted 15-year outside director term limit, which specifically does not apply to any current directors. In total, we believe that the announcements aim to mute criticism while further preserving the current Board composition.

For a greater voice in the Company's corporate governance and to increase the accountability of the Board to stockholders, we urge you to vote "**FOR**" this proposal.

END OF PROPOSAL

We began purchasing the Common Stock as early as June 2015. As is required by Rule 14a-8 of the Securities Exchange Act of 1934, attached is a letter from Huntington National Bank verifying that Iron Compass continuously and beneficially owned shares of Common Stock having a market value of $2,000 or more for at least one year prior to the date of the submission of the above Proposal and that such Common Stock constitutes voting securities for the purposes of fulfilling Rule 14a-8's requirements. We intend to continue to hold the shares referenced through the date of the Meeting.

Please notify us as soon as possible if you would like any further information or if you believe this notice is deficient in any way or if additional information is required so that Iron Compass may promptly provide it to you in order to cure any deficiency.

Thank you for your time and consideration.

Sincerely,

Iron Compass Partners, LP
By: Iron Compass LLC, its investment manager



By: Matthew Kupersmith
Title: Authorized Signatory

cc: The Board of Directors of the Company
Marc Weingarten, Esq., Schulte Roth & Zabel LLP

From: Goldstein, Danny [mailto:Daniel.Goldstein@srz.com]
Sent: Monday, November 28, 2016 4:23 PM
To: Brian Magstadt <bmagstadt@strongtie.com>
Cc: Weingarten, Marc <Marc.Weingarten@srz.com>
Subject: RE: Letter from Iron Compass LLC, dated November 4, 2016

Dear Mr. Magstadt,

The attached letters are being sent to you at Simpson Manufacturing Company, Inc.'s principal executive office via FedEx. As a courtesy, we are also sending this letter to you directly via e-mail.

While the letters previously provided from Iron Compass LLC and Huntington National Bank were sufficient, in the interests of being constructive and avoiding a waste of stockholder resources, a revised letter from Iron Compass Partners, LP is being provided along with a revised letter from Huntington National Bank. The provision of such revised letters should not be construed or interpreted as an admission of the legitimacy of any of your allegations or the existence of any “deficiency” in any of the original letters or in the stockholder proposal submitted pursuant to Rule 14a-8 (the "Proposal").

Please confirm that in light of the attached, the Company withdraws its objections to the Proposal and will include the Proposal in its proxy statement for the 2017 annual meeting of stockholders.

Best regards,

Danny

Danny Goldstein
Associate
212.756.2246
danny.goldstein@srz.com

Schulte Roth & Zabel LLP
919 Third Avenue, New York, NY 10022
212.756.2000 | 212.593.5955 fax

From: Brian Magstadt [mailto:bmagstadt@strongtie.com]
Sent: Monday, November 21, 2016 9:55 PM
To: Goldstein, Danny
Cc: Weingarten, Marc
Subject: RE: Letter from Iron Compass LLC, dated November 4, 2016

Dear Mr. Goldstein,

Please find attached a notification of deficiency to your client Iron Compass LLC. We are also sending this notification to Iron Compass LLC directly via FedEx.

Best regards,
Brian

Brian Magstadt CFO
Simpson Manufacturing Co., Inc.
5956 W. Las Positas Blvd.
Pleasanton, CA 94588
925-560-9216

From: Goldstein, Danny [mailto:Daniel.Goldstein@srz.com]
Sent: Friday, November 4, 2016 1:17 PM
To: Brian Magstadt <bmagstadt@strongtie.com>
Cc: Weingarten, Marc <Marc.Weingarten@srz.com>
Subject: Letter from Iron Compass LLC, dated November 4, 2016

Dear Mr. Magstadt,

The attached letter is being sent to you at Simpson Manufacturing Company, Inc.'s principal executive office via FedEx. As a courtesy, we are also sending this letter to you directly via e-mail.

Best regards,

Danny

Danny Goldstein
Associate
212.756.2246
danny.goldstein@srz.com

Schulte Roth & Zabel LLP
919 Third Avenue, New York, NY 10022
212.756.2000 | 212.593.5955 fax


Huntington
Welcome.

November 4, 2016
Simpson Manufacturing Corporation
5956 West Las Positas Boulevard
Pleasanton, CA, 94588
ATTN: Brian Magstadt, Secretary

To Whom it May Concern,

Please be advised that Huntington National Bank has continuously held a minimum of $2,000 in market value of Simpson Manufacturing Company, Inc., CUSIP 829073105, on behalf of Iron Compass Partners, LP, since June 30, 2015.

As a custodian for Iron Compass Partners, LP, Huntington National Bank holds these shares with the Depository Trust and Clearing Corporation under participant number 2305.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Mary Shelato, Trust Officer
Huntington National Bank
7 Easton Oval
Columbus, OH 43219


SIGNATURE GUARANTEED
MEDALLION GUARANTEED

DOC ID - 25230154.2

EXHIBIT D

(The Deficiency Letter and Related Correspondence)

SIMPSON
Manufacturing
COMPANY

November 21, 2016

Via Email and FedEx

Iron Compass LLC
Attn: Mr. Matthew Kupersmith
22 Thorndal Circle
Darien, CT 06820

Re: Notification of Deficiency to Iron Compass LLC (the "Proponent")

Dear Mr. Kupersmith:

Simpson Manufacturing Co., Inc. (the "Company") received the Proponent's letter dated November 4, 2016 via FedEx at the Company's principal executive offices on November 7, 2016.

In the Proponent's letter, the Proponent is making a stockholder proposal (the "Proposal") pursuant to Rule 14a-8 (the "Shareholder Proposal Rule") promulgated under the Securities Exchange Act of 1934, as amended, for presentation to the Company's stockholders at the Company's regularly scheduled annual stockholders' meeting anticipated to be held in April 2017 (the "Annual Meeting").

The Proponent's letter, however, did not provide any evidence in support of the Proponent having continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the Annual Meeting for at least one year by the date the Proponent submits the Proposal (the "Deficiency").

While the Proponent's letter included a letter from Huntington National Bank stating that Huntington National Bank has continuously held a minimum of $2,000 in market value of the Company on behalf of Iron Compass Partners, LP since June 30, 2015, the Proponent is not making the Proposal on behalf of Iron Compass Partners, LP, but rather in the Proponent's own name and right. In addition, the Huntington National Bank letter did not specify whether Huntington National Bank has held any securities entitled to be voted on the Proposal at the Annual Meeting on behalf of the Proponent.

Therefore, pursuant to the Shareholder Proposal Rule, we hereby notify you in writing about the Deficiency and request you, if possible, to remedy the Deficiency no later than 14 days from the date this notification is transmitted electronically to your counsel at Schulte Roth & Zabel LLP.

As a courtesy, we are also sending this notification to you directly via FedEx.

Regards,



Brian J. Magstadt
Chief Financial Officer

From: Brian Magstadt
Sent: Monday, November 21, 2016 6:55 PM
To: 'Goldstein, Danny' <Daniel.Goldstein@srz.com>
Cc: Weingarten, Marc <Marc.Weingarten@srz.com>
Subject: RE: Letter from Iron Compass LLC, dated November 4, 2016

Dear Mr. Goldstein,

Please find attached a notification of deficiency to your client Iron Compass LLC. We are also sending this notification to Iron Compass LLC directly via FedEx.

Best regards,
Brian

Brian Magstadt CFO
Simpson Manufacturing Co., Inc.
5956 W. Las Positas Blvd.
Pleasanton, CA 94588
925-560-9216

From: Goldstein, Danny [mailto:Daniel.Goldstein@srz.com]
Sent: Friday, November 4, 2016 1:17 PM
To: Brian Magstadt <bmagstadt@strongtie.com>
Cc: ' Weingarten, Marc <Marc.Weingarten@srz.com>
Subject: Letter from Iron Compass LLC, dated November 4, 2016

Dear Mr. Magstadt,

The attached letter is being sent to you at Simpson Manufacturing Company, Inc.'s principal executive office via FedEx. As a courtesy, we are also sending this letter to you directly via e-mail.

Best regards,

Danny

Danny Goldstein
Associate
212.756.2246

danny.goldstein@srz.com

Schulte Roth & Zabel LLP
919 Third Avenue, New York, NY 10022
212.756.2000 | 212.593.5955 fax

EXHIBIT E

(The Second Huntington Letter)


Huntington
Welcome.

November 28, 2016
Simpson Manufacturing Corporation
5956 West Las Positas Boulevard
Pleasanton, CA, 94588
ATTN: Brian Magstadt, Secretary

To Whom it May Concern,

Please be advised that, as of the date hereof, Huntington National Bank has continuously held a minimum of $2,000 in market value of common stock, par value $0.01 per share (the "Common Stock"), of Simpson Manufacturing Company, Inc. (the "Company"), CUSIP 829073105, on behalf of Iron Compass Partners, LP ("Iron Compass"), since June 30, 2015.

Such shares of Common Stock are voting securities that are, and have been throughout the course of their presence in Iron Compass's account, been able and entitled to be voted on proposals made for consideration and the vote of shareholders of the Company.

As a custodian for Iron Compass, Huntington National Bank holds these shares with the Depository Trust and Clearing Corporation under participant number 2305.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Mary Shelato, Trust Officer
Huntington National Bank
7 Easton Oval
Columbus, OH 43219



EXHIBIT F
(The Response and Related Correspondence)

Schulte Roth & Zabel LLP
919 Third Avenue, New York, NY 10022

November 28, 2016

VIA E-MAIL AND FEDEX

Simpson Manufacturing Co., Inc.
Attn: Mr. Brian J. Magstadt
Secretary of the Board
5956 W. Las Positas Blvd.
Pleasanton, CA 94588

Re: Stockholder Proposal for Simpson Manufacturing Co., Inc. (the "Company")

Dear Mr. Magstadt:

On behalf of Iron Compass LLC and certain investment funds managed by it ("Iron Compass"), I am responding to your letter, dated November 21, 2016 (the "Letter"), regarding the proposal, dated November 4, 2016 (the "Proposal"), submitted by Iron Compass to the Company pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to be included in the Company's proxy statement (the "Proxy Statement") for its 2017 annual meeting of stockholders (the "Annual Meeting"). While the letter previously provided verifying Iron Compass' beneficial ownership was sufficient, in the interests of being constructive and avoiding a waste of stockholder resources, a revised verification letter, dated November 28, 2016 (the "Additional Huntington Statement"), from Huntington National Bank ("Huntington") is being attached to the Proposal as additional proof that at least $2,000 worth of voting securities of the Company were held by Iron Compass continuously for at least one year prior to the submission of the Proposal in accordance with Rule 14a-8(b)(2)(i) under the Exchange Act. In light of the foregoing, as further detailed below, the Company is required to include the Proposal in its Proxy Statement for the Annual Meeting.

The Proposal Does Not Contain a "Deficiency" Under Rule 14a-8(b)(2)(i).

Your Letter asserts that the Proposal contains a "Deficiency" because the letter containing the Proposal (the "Iron Compass Letter") "did not provide any evidence of [Iron Compass] having continuously held at least $2,000 in market value, or 1%, of the Company's securities to be voted on the Proposal at the Annual Meeting" and that Iron Compass LLC "is not making the Proposal on behalf of Iron Compass Partners, LP, but in [its] own name an right."

As stated by the Securities and Exchange Commission (the "Commission"), Rule 14a-8 simply "provides an opportunity for a shareholder owning a relatively small amount of a company's securities to have his or her proposal placed alongside management's proposals in that company's proxy materials for presentation to a vote at an annual or special meeting of shareholders." This opportunity is available to those stockholders who meet Rule 14a-8's ownership requirements in that such stockholders "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the proposal."[1]

Despite your contention that the Iron Compass Letter did not provide "any" evidence in support of Rule 14a-8's ownership requirements, it is clear from the Iron Compass Letter, as well as from Huntington's attached statement (the "Huntington Statement"), that Iron Compass LLC beneficially and continuously owned the subject shares for over one year. In addition, nowhere in the language of Rule 14a-8 or in any guidance issued by the Commission is it stated that a proposing stockholder must prove direct ownership of the subject shares or that, for instance, a proposing stockholder who is an investment manager must present language that the investment manager is submitting on "behalf of" the funds in whose name the subject shares are held. As discussed above, it is obvious that Iron Compass LLC, as the investment manager for Iron Compass Partners, LP, beneficially owns the shares held in the name of Iron Compass Partners, LP and that Iron Compass LLC therefore qualifies as a stockholder entitled to submit a proposal under Rule 14a-8. Thus, while we believe your reading of Rule 14a-8 to be flawed and superficial, in the interests of cooperation and to avoid a further waste of tockholder resources, we have revised the Iron Compass Letter such that the proponent is Iron Compass Partners, LP and not Iron Compass LLC.

Your Letter also appears to assert that the Proposal is "deficient" because "the Huntington National Bank letter did not specify whether Huntington National Bank has held any securities entitled to be voted on the Proposal at the Annual Meeting on behalf of the Proponent." Rule 14a-8(b)(2)(i) simply states that a stockholder may prove eligibility to submit a proposal under Rule 14a-8 by submitting "a written statement from the 'record' holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year." The Huntington Statement did just that, stating that "Huntington National Bank has continuously held a minimum of $2,000 in market value of Simpson Manufacturing Company, Inc., CUSIP 829073105, on behalf of Iron Compass Partners, LP, since June 30, 2015." Both the CUSIP number and the Iron Compass Letter refer to the Company's common stock, par value $0.01 per share (the "Common Stock"), which according to the Company's Certificate of Incorporation is vested with the power to vote on matters brought before stockholders at an annual meeting of stockholders. In addition, the Company's 10-K, filed with the Commission on February 29, 2016, clearly states on its cover page that the Common Stock "is the only outstanding class of common or voting stock of the registrant." Thus, a plain reading of the Iron Compass Letter and the Huntington Statement makes clear that Huntington has continuously held $2,000 worth of voting securities of the Company on behalf of Iron Compass for at least one year. Although we believe the Huntington Statement was sufficient, in the interest of cooperation and to avoid a further waste of stockholder resources, the Additional Huntington Statement affirmatively states that $2,000 worth of Common Stock, has been continuously held by Huntington on behalf of Iron Compass Partners, LP, for at least one year and that such Common Stock indeed constitutes voting securities for the purposes of fulfilling Rule 14a-8's requirements.

* * *

As stated above, we have provided the revised Iron Compass Letter and the Additional Huntington Statement in the interests of cooperation and to avoid a further waste of stockholder resources and such provision should not be construed or interpreted as an admission of the legitimacy of any of your allegations or the existence of any "deficiency" in the Proposal, the Iron Compass Letter, or the

[1] *See* SEC Staff Legal Bulletin No. 14, Sections B(1), C(1); *availabl*e at https://www.sec.gov/interps/legal/cfslb14.html.

Huntington Statement. In fact, we believe that your Letter propounds an incorrect reading of Rule 14a-8 that exalts form over substance and interferes with the Commission's purpose of allowing a stockholder to have his materials "placed alongside management's proposals in that company's proxy materials," in turn wasting our client's as well as the Company's shareholders time and resources and interfering with the Company's stockholder franchise. Please confirm that in light of the foregoing, the Company withdraws its objections to the Proposal and will include the Proposal in its Proxy Statement for the Annual Meeting.

Sincerely,

/s/ Marc Weingarten
Marc Weingarten, Esq.
Schulte Roth & Zabel LLP

cc: Matthew Kupersmith
Pete Louras

From: Goldstein, Danny [mailto:Daniel.Goldstein@srz.com]
Sent: Monday, November 28, 2016 4:23 PM
To: Brian Magstadt <bmagstadt@strongtie.com>
Cc: Weingarten, Marc <Marc.Weingarten@srz.com>
Subject: RE: Letter from Iron Compass LLC, dated November 4, 2016

Dear Mr. Magstadt,

The attached letters are being sent to you at Simpson Manufacturing Company, Inc.'s principal executive office via FedEx. As a courtesy, we are also sending this letter to you directly via e-mail.

While the letters previously provided from Iron Compass LLC and Huntington National Bank were sufficient, in the interests of being constructive and avoiding a waste of stockholder resources, a revised letter from Iron Compass Partners, LP is being provided along with a revised letter from Huntington National Bank. The provision of such revised letters should not be construed or interpreted as an admission of the legitimacy of any of your allegations or the existence of any “deficiency” in any of the original letters or in the stockholder proposal submitted pursuant to Rule 14a-8 (the "Proposal").

Please confirm that in light of the attached, the Company withdraws its objections to the Proposal and will include the Proposal in its proxy statement for the 2017 annual meeting of stockholders.

Best regards,

Danny

Danny Goldstein
Associate
212.756.2246
danny.goldstein@srz.com

Schulte Roth & Zabel LLP
919 Third Avenue, New York, NY 10022
212.756.2000 | 212.593.5955 fax

From: Brian Magstadt [mailto:bmagstadt@strongtie.com]
Sent: Monday, November 21, 2016 9:55 PM
To: Goldstein, Danny
Cc: Weingarten, Marc
Subject: RE: Letter from Iron Compass LLC, dated November 4, 2016

Dear Mr. Goldstein,

Please find attached a notification of deficiency to your client Iron Compass LLC. We are also sending this notification to Iron Compass LLC directly via FedEx.

Best regards,
Brian

Brian Magstadt CFO
Simpson Manufacturing Co., Inc.
5956 W. Las Positas Blvd.
Pleasanton, CA 94588
925-560-9216

From: Goldstein, Danny [mailto:Daniel.Goldstein@srz.com]
Sent: Friday, November 4, 2016 1:17 PM
To: Brian Magstadt <bmagstadt@strongtie.com>
Cc: Weingarten, Marc <Marc.Weingarten@srz.com>
Subject: Letter from Iron Compass LLC, dated November 4, 2016

Dear Mr. Magstadt,

The attached letter is being sent to you at Simpson Manufacturing Company, Inc.'s principal executive office via FedEx. As a courtesy, we are also sending this letter to you directly via e-mail.

Best regards,

Danny

Danny Goldstein
Associate
212.756.2246
danny.goldstein@srz.com

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EXHIBIT G
(Delaware Legal Opinion)

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

December 20, 2016

Simpson Manufacturing Co., Inc.
5956 W. Las Positas Boulevard
Pleasanton, CA 94588

Re: Stockholder Proposals Submitted by Iron Compass LLC and Iron Compass Partners, LP

Ladies and Gentlemen:

This letter confirms our advice regarding two proposals (the "Proposals") submitted to Simpson Manufacturing Co., Inc., a Delaware corporation (the "Company"), from the proponents referenced above (collectively, the "Proponents") for inclusion in the Company's proxy materials for its 2017 annual meeting of stockholders. For the reasons explained below, it is our opinion that (1) the Proposals would violate Delaware law if they were implemented and (2) the Company lacks the power and authority to implement the Proposals.

I. The Proposals.

The Proposals ask the Board of Directors of the Company (the "Board") to take action to eliminate the Board's classified structure and require all directors to stand for election to one-year terms at the annual meeting following that elimination. Each director's term would expire at the annual meeting following elimination of the classified structure, regardless of whether such director was previously elected to a three-year term set to expire at a later annual meeting. In other words, the Proposals, if adopted, would shorten the terms of certain directors.[1]

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[1] The resolution in each of the Proposals provides:

> RESOLVED, that stockholders of Simpson Manufacturing Co., Inc. (the "Company") request that the Board of Directors of the Company (the "Board") take all necessary steps (other than any steps that must be taken by stockholders) to eliminate the classification of the Board and to require that all directors elected by the stockholders be elected on an annual basis commencing with the first annual meeting of stockholders for the election of directors occurring after the elimination of the classification of the Board (the "First Director Election

(Continued . . .)

II. Summary.

The Proposals seek to prematurely end the terms of certain directors who were elected to serve three-year terms of office. Under Delaware law, a director is entitled to serve the entirety of his or her term (that is, until a successor is elected after the term is complete) unless the director resigns, is expressly removed by stockholders, or is disqualified from continuing to hold office for failure to satisfy a qualification provision in place when the director was elected. Because the action requested by the Proposals seeks to truncate director terms without using one of these express methods, the Proposals would violate Delaware law if they were implemented. Because the Proposals would violate Delaware law, the Company lacks the power and authority to implement them.

III. Analysis.

Pursuant to the Company's Certificate of Incorporation (the "Charter") and the Company's Bylaws (the "Bylaws"), the Board is currently divided into three classes, with the directors of only one class standing for election each year.[2] At each annual meeting, the directors in the class standing for election are elected to three-year terms that expire at the third succeeding annual meeting following the election. At the 2017 annual meeting, one class of directors will be elected for three-year terms expiring at the 2020 annual meeting. As noted above, the Proposals request that the Board take action to eliminate its classified structure and require all directors to stand for election to one-year terms at the first annual meeting following the elimination of the Board's classified structure.[3] If the classified structure is eliminated at the 2018 annual meeting, all directorships would be up for election at the 2019 annual meeting, and the directors elected at the 2017 annual meeting would prematurely face election one year before the expiration of their terms.[4]

(. . . continued)

Meeting"), notwithstanding that any director may have been elected for a term that extends beyond the First Director Election Meeting.

2 *See* Article III, Section 2 of the Charter and Article III, Section 4 of the Bylaws.

3 The Board's classified structure could be eliminated if the Board and the stockholders approve a Charter amendment to that effect and if the Board or the stockholders adopt a conforming amendment to the Bylaws.

4 Alternatively, if the classified board were eliminated before the 2018 annual meeting, all directorships would be up for election at the 2018 annual meeting, and the directors who were elected at the 2016 and the 2017 annual meetings would prematurely face election before the expiration of their terms, with the directors elected at the 2016 annual meeting facing election one year before the expiration of their terms and the directors elected at the 2017 annual meeting facing election two years before the expiration of their terms.

A. The Proposals Would Violate Delaware Law if They Were Implemented.

Directors are elected to serve full terms; in the case of directors elected to a classified board, those directors are elected to serve full three-year terms.[5] Section 141(b) of the Delaware General Corporation Law (the "DGCL"), together with the cases interpreting that Section, set out the means for unseating a director from office before the scheduled expiration of his or her term. Section 141(b) provides that "[e]ach director shall hold office until such director's successor is elected and qualified or until such director's earlier resignation or removal." The Delaware Court of Chancery recently interpreted Section 141(b) in *Kurz v. Holbrook* and observed that the statute:

> recognizes three procedural means by which the term of a sitting director can be brought to a close: (1) when the director's successor is elected and qualified, (2) if the director resigns, or (3) if the director is removed . . . . This interpretation of Section 141(b) comports with how [Delaware] law has developed.[6]

Later in the *Kurz* decision, the Court of Chancery stated that Section 141(b) contemplates a fourth means to unseat a director: a director could be disqualified from continuing to hold office by a charter provision setting forth qualifications for directorship that was enacted prior to such director's election.[7]

In *Kurz,* the Delaware Court of Chancery treated these methods of unseating a director as the *exclusive* means of ending a director's term.[8] The Court in *Kurz* invalidated a

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[5] 8 *Del. C.* § 141(d) (authorizing charter and certain bylaw provisions that divide directors into classes and specifying that, after the election of the first two inaugural classes "directors shall be chosen for a full term, as the case may be, to succeed those whose terms expire"); *Airgas, Inc. v. Air Prods. & Chems., Inc.*, 8 A.3d 1182, 1193-95 (Del. 2010) (invaliding a bylaw that purported to call an annual meeting early in order to shorten the three-year terms of a class of directors because charter provisions authorizing classified boards envision directors serving approximately three-year terms).

[6] 989 A.2d 140, 155-56 (Del. Ch. 2010), *aff'd in part, rev'd in part sub nom. Crown EMAK Partners, LLC v. Kurz*, 992 A.2d 377 (Del. 2010) (affirming Court of Chancery ruling invalidating bylaw that would prematurely end certain directors' terms by reducing size of board).

[7] *Id.* at 157 (citing *Stroud v. Milliken Enters., Inc.*, 585 A.2d 1306, 1309 (Del. Ch. 1988)). The Delaware courts have reasoned that a charter can operate to unseat a director if he or she fails to satisfy a qualification because the directors are elected subject to their continued qualification. The Delaware courts have analogized this type of provision to a resignation because a director takes office with the understanding of how the qualification will operate. *Stroud*, 585 A.2d at 1309.

[8] *Id.* at 156 (noting that a director's death is not expressly recognized as a method of ending a director's term but also noting that because death obviously results in the termination of a director's term, "I . . . do *not* regard the absence of any reference to death in Section 141(b) as implying that the identified means [described by the Court to unseat a director] are *non-exclusive*") (emphasis added).

bylaw amendment that sought to unseat two directors by reducing the size of the board of directors at issue in that case. There, holders of common stock had the right, voting as a separate class, to elect and remove three directors on a five-director board. Holders of preferred stock, together with a minority of the common stock, desired to remove certain of the common stock directors but did not have the majority of the common stock vote necessary for removal. The preferred and common stockholders attempted to end-run the required vote for removal by adopting a bylaw to reduce the size of the board from five to three directors, which would have the effect of leaving only one directorship to be elected by the holders of common stock. Although the preferred stock could not participate in the vote to remove the common stock directors, the preferred stock voted together with the common stock to adopt bylaw amendments.[9] The preferred and common stockholders then called for a special meeting of stockholders to have the common stockholders elect a director to the one seat available for election by the common as a result of the reduction in board size. These actions, if valid, would have had the effect of displacing from the board two of the directors elected by the holders of common stock who otherwise would have served until the next annual meeting of stockholders. The Court held that a bylaw amendment displacing directors from office by "shrinking" the size of the board was invalid because it did not follow any of the procedural methods for prematurely ending directors' terms expressly contemplated by Section 141(b) of the DGCL.[10] The Court reasoned that:

> [t]he specific references to removal in Sections 141(b) and (k), the absence of any comparable provision addressing board shrinkage, and the background common law expectation that a director otherwise would serve out a full term absent cause *for* removal reinforce my view that eliminating directorships through board shrinkage is not permitted.[11]

On appeal, the Delaware Supreme Court affirmed the Court of Chancery's ruling invalidating the bylaw described above.[12] In its affirmance, the Supreme Court summarized and adopted the Court of Chancery's reasoning:

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9 The holders of preferred stock were entitled to elect two directors regardless of the board's size, provided, that if the board expanded to more than eight directors, the preferred stockholders were entitled to elect three directors.

10 Though *Kurz* involved a bylaw provision, a Delaware court should not reach a different result if confronted with a charter provision that would prematurely end a director's term.

11 *Kurz*, 989 A.2d at 156.

12 *Crown EMAK Partners*, 992 A.2d at 399-401.

> [T]he Court of Chancery concluded that the scenario in which the terms of the extra directors would end conflicts with section 141(b)'s mandate that '[e]ach director shall hold office until such director's successor is elected and qualified or until such director's earlier resignation or removal.' Section 141(b) recognizes three procedural methods by which the term of a sitting director can be brought to a close: first, where the director's successor is elected and qualified; second, if the director resigns[;] or third[,] if the director is removed. Section 141(b) does not contemplate that a director's term can end through board shrinkage. Accordingly, the Court of Chancery properly held that a bylaw that seeks to achieve this result conflicts with section 141(b) and is void.[13]

Although *Kurz* specifically addressed shortening a director's term through "board shrinkage," the decision demonstrates that the Delaware courts are not willing to allow stockholders to "end run" the express procedures contemplated by Section 141(b) for ending a director's term. In other words, the Delaware courts will not allow a director to be unseated prior to the expiration of his or her term except by removal, resignation or disqualification. If directors were permitted to be unseated by other means, then, as in *Kurz*, the board or a group of stockholders would be able to subvert the stockholder vote required for director removal.[14]

Turning to the Proposals, as described above, they do not allow certain directors to serve their full three-year terms. Accordingly, the Proposals do not follow the first means under Section 141(b) to unseat a director: by electing a successor once the current director's term expires. *Kurz* specifically held that a director cannot be unseated by the election of a successor until the annual meeting at which his or her term is scheduled to expire.[15] In addition, the

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13 *Id.*

14 For example, if the Proposals are seeking the adoption of a Charter provision that flatly states all director terms will be reduced so that directors stand for election at the annual meeting following the elimination of the classified board, that Charter amendment could be adopted by the holders of a majority of the common stock entitled to vote thereon. *See* 8 *Del. C.* § 242(b). The vote to remove a director without cause from his current term is not necessarily the same. The Company provides for cumulative voting in director elections, which means the stockholder vote to remove directors may, under certain circumstances, be greater than the vote required to adopt the charter amendment. *See* 8 *Del. C.* § 141(k)(2) (subject to certain exceptions if all directors of a class are removed from office, directors of corporations providing for cumulative voting may not be removed without cause "if the votes cast against such director's removal would be sufficient to elect such director if then cumulatively voted . . . at an election of the class of directors of which such director is a part").

15 *Kurz*, 989 A.2d at 160 (holding that a director's term cannot be ended prematurely by "purporting to elect the director's successor early."). The Supreme Court affirmed this holding as well. *Crown EMAK Partners*, 992 A.2d at 401-02 ("[Stockholders] cannot end an incumbent director's term prematurely by purporting to elect the director's successor before the incumbent's term expires."). Although *Kurz*

(Continued . . .)

Proposals do not follow any of the three prescribed methods of unseating a Company director from his or her three-year elected term.

- The Proposals do not contemplate the resignation of any directors from their terms. Moreover, the Board does not have the power to require individual directors to resign from office, thereby shortening their terms, as this would be tantamount to directors removing other directors, which is not permitted by Delaware law.[16] A director resignation is a decision personal to each specific director, and each director owes the Company and its stockholders a fiduciary duty to determine whether resigning will advance the best interests of the Company and its stockholders.[17]

- The Proposals do not ask for the removal of directors. Although removal of the directors would be possible following the elimination of the Company's classified board structure,[18] to effect removal, the stockholders would need to adopt proposals to remove each and every director from his current term of office. Nowhere do the Proponents mention this drastic measure in the Proposals.

- No applicable qualification provision will be effective at the time of the election of directors at the upcoming 2017 annual meeting, and therefore the directors elected could not be unseated through any theory of disqualification from office. Furthermore, any provision purporting to unseat a director from office in connection with eliminating the classified board would not be a valid "qualification" under Delaware law.[19]

(. . . continued)

addressed the premature termination of annually elected directors, the reasoning in the case applies equally to directors serving three-year terms.

16 *See, e.g., Id.* at 157; *Nevins v. Bryan*, 885 A.2d 233, 252 n.70 (Del. Ch. 2005), *aff'd*, 884 A.2d 512 (Del. 2005); *Stroud*, 585 A.2d at 1309.

17 *See In re Puda Coal, Inc. S'holders Litig.*, C.A. No. 6476-CS (Del. Ch. Feb. 26, 2013) (TRANSCRIPT) (refusing to dismiss a claim that directors breached their fiduciary duties by resigning because the directors may have been aware that the resignations would result in control of the board passing to a CEO who allegedly stole assets from the company).

18 Once a board is no longer classified, directors serving the remainder of their three-year terms are removable without cause. *See Roven v. Cotter*, 547 A.2d 603, 609 (Del. Ch. 1988); *see also Chesapeake Corp. v. Shore*, 771 A.2d 293, 346 (Del. Ch. 2000).

19 A charter amendment declassifying the board and unseating current directors is not a qualification as contemplated by Section 141(b) of the DGCL, and thus cannot unseat a director from his or her term prematurely. Generally, qualifications are "qualities, properties or circumstances . . . . which are inherently or legally necessary to render [an individual] eligible to fill an office." BLACK'S LAW DICTIONARY, 1241 (6th ed. 1990). In other words, qualifications relate to a person's fitness to serve in office. The action contemplated by the Proposals does not in any way relate to a person's fitness to serve as a director.

For the foregoing reasons, it is our opinion that the Proposals would violate Delaware law if they were implemented.[20]

B. The Company Lacks the Power and Authority to Implement the Proposals.

Because the Proposals would violate Delaware law if they were implemented, as explained above, we believe that the Company lacks the power and authority to implement the Proposals.

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20 Although the Proposals are styled as a request for the Board to take action, the Proposals would violate Delaware law if implemented. It is not lawful for stockholders to request the directors take illegal action. *Cf. In re Massey Energy Co.*, 2011 WL2176479, at *20 (Del. Ch. May 31, 2011) (stating that "Delaware corporations [may] only pursue 'lawful business' by 'lawful acts.'"); *Guttman v. Huang*, 823 A.2d 492, 506 (Del. Ch. 2003) ("[O]ne cannot act loyally as a corporate director by causing the corporation to violate the positive laws it is obliged to obey.").

IV. Conclusion.

For the reasons discussed in this letter, it is our opinion that (1) the Proposals would violate Delaware law if they were implemented and (2) the Company lacks the power and authority to implement the Proposals.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP